# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Numurus, Inc.
909 NE Boat Street, Suite 304
Seattle, WA 98105
https://numurus.com/

Up to $1,234,999.50 in Series Seed-4 Preferred Stock at $0.75
Minimum Target Amount: $123,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Numurus, Inc.
Address: 909 NE Boat Street, Suite 304, Seattle, WA 98105
State of Incorporation: DE
Date Incorporated: January 01, 2025

## Terms:

Equity

Offering Minimum: $123,999.75 | 165,333 shares of Series Seed-4 Preferred Stock
Offering Maximum: $1,234,999.50 | 1,646,666 shares of Series Seed-4 Preferred Stock
Type of Security Offered: Series Seed-4 Preferred Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Numurus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-4 Preferred Stock at $0.75 / share, you will receive 110 shares of Series Seed-4 Preferred Stock, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

## The Company and its Business

### Company Overview

Numurus, Inc. develops a full-featured, low-code operating system designed to transform the development of AI-enabled robotics and automation applications. The company's proprietary software, NEPI, accelerates time-to-market from months to days by simplifying the integration of sensors, AI algorithms, and control systems. By making advanced automation more accessible, NEPI empowers businesses, researchers, and educators to develop and deploy sophisticated AI solutions without extensive programming expertise.

Numurus generates revenue through software licensing, engineering development services, software support subscriptions, and turnkey hardware solutions pre-installed with its NEPI software. By focusing on software and automation solutions, Numurus provides an accessible platform for companies looking to integrate AI into their operations.

Numurus has one issued patent and one pending patent related to its NEPI AI and automation software technology. The company is actively engaged in securing intellectual property rights to protect its technology and competitive advantage.

### Competitors and Industry

The Edge Al, Industrial Al, and Robotics markets are experiencing significant growth. The Edge AI market is projected to reach $269.8 billion by 2032, growing at a CAGR of 33%, while the Industrial AI market is expected to grow to $83.5 billion by 2032 at a CAGR of 46%.

Competitors in the AI and automation software space include companies that offer custom in-house solutions, as well as firms developing proprietary Al-powered operating systems. Numurus differentiates itself by providing a low-code, ready-to-deploy platform that simplifies integration for businesses and developers alike.

### Current Stage and Roadmap

With NEPI 3.0 released in Q4 2024, Numurus is transitioning its efforts from development to commercialized sales and marketing. The company has secured early customers and partnerships with leading Al hardware manufacturers.

Numurus aims to accelerate business development, expand partnerships with AI chip manufacturers, increase adoption within the robotics and automation industries, and grow its community of users. The company plans to enhance its software offerings and introduce an AI applications and model marketplace in late 2025.

## The Team

Officers and Directors

Name: Jason Seawall

Jason Seawall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Member
  Dates of Service: April, 2017 - Present

Responsibilities: Business Development, Product Management, Strategic Planning, Sales, and Fundraising while overseeing daily operations and executing long-term goals. Receives an annual salary of $163,000 from the Company.

Name: Grey Seawall

Grey Seawall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Operations Manager
  Dates of Service: July, 2017 - Present
  Responsibilities: Manage, oversee, and support operations such as accounting, HR, billing, marketing, sales, website, and corporate administrative logistics.

Name: Ryan Mackey

Ryan Mackey's current primary role is with Tokusui Corporation of America.. Ryan Mackey currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Acting member of the Board.

Other business experience in the past three years:

- Employer: Tokusui Corporation of America.
  Title: President and CEO
  Dates of Service: July, 1996 - Present
  Responsibilities: Manages the North American assets of Tokusui Corporation of Japan.

Name: Jonathan Doran

Jonathan Doran 's current primary role is with Deel Canada Services Inc.. Jonathan Doran currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: TTi Global, Inc.
  Title: Contractor
  Dates of Service: February, 2022 - May, 2022
  Responsibilities: Contractor for Rivian (through TTi Global - a staffing firm).

Other business experience in the past three years:

- Employer: Beyond All The Noise LP
  Title: Founder/Limited Partner
  Dates of Service: January, 2023 - Present
  Responsibilities: Strategic operations, client discussions, and deals, etc.

Other business experience in the past three years:

- Employer: Odyssey Gaming XYZ Inc.
  Title: Director
  Dates of Service: October, 2023 - Present
  Responsibilities: Director

Other business experience in the past three years:

- Employer: Deel Canada Services Inc.
  Title: Director of Strategic Operations
  Dates of Service: July, 2024 - January, 2025
  Responsibilities: Serves as their director of strategic operations

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide

more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed-4 Preferred Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in

transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Series Seed-4 Preferred Stock that an investor is buying has voting rights attached to them. However, you will be subject to a proxy delegating your voting rights to the CEO of the Company and you are part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed-4 Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal,

the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
The company operates in a highly competitive market with established players, emerging startups, and potential new entrants. Competitors with greater financial resources, brand recognition, and established customer bases may have a significant advantage, making it challenging for the company to attract and retain customers, gain market share, and achieve long-term success. These competitors may also develop and market superior or equivalent products more quickly, potentially rendering the company's technology or offerings obsolete. As the industry evolves, competition is expected to intensify.

We are an early stage company and have not yet generated any profits
Numurus, Inc. was converted from a limited liability company to a corporation on January 1, 2025. The predecessor limited liability company was formed on April 7, 2017. The Company, although formed 8 years ago, has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Numurus, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Jason Seawall | 5,090,700 | Common Stock | 35.41% |

## The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, SAFE 1, and SAFE 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,646,666 of Series Seed-4 Preferred Stock.

Common Stock

The amount of security authorized is 15,133,400 with a total of 9,508,300 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,072,200 shares to be issued pursuant to the Equity Incentive Plan.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,650,000 with a total of 1,650,000 outstanding.

Voting Rights

One vote per each share of Common Stock into which the shares are convertible.

Material Rights

Dividend rights and Liquidation rights.

Series Seed-2 Preferred Stock

The amount of security authorized is 341,700 with a total of 341,700 outstanding.

Voting Rights

One vote per each share of Common Stock into which the shares are convertible.

Material Rights

Dividend rights and Liquidation rights.

Series Seed-3 Preferred Stock

The amount of security authorized is 2,874,900 with a total of 2,874,900 outstanding.

Voting Rights

One vote per each share of Common Stock into which the shares are convertible.

Material Rights

Dividend rights and Liquidation rights.

Series Seed-4 Preferred Stock

The amount of security authorized is 2,666,667 with a total of 0 outstanding.

Voting Rights

One vote per each share of Common Stock into which the shares are convertible. Please see voting proxy information below.

Material Rights

Investors in this offering will be signing a joinder to three agreements as a condition of investment, please see a summary below and refer to Exhibit F for the full agreements.

Amended And Restated Investor Rights Agreement ("Investor Rights Agreement")

This agreement outlines the rights of shareholders with respect to the Company including providing investor rights related to: participation in subsequent offerings of registered securities by the Company; information regarding financial statements of the Company; inspection of corporate documents; and participation in subsequent sales of securities.

Amended And Restated Right Of First Refusal And Co-Sale Agreement ("Co-Sale Agreement")

This agreement outlines the terms on which the company has the first right to buy shares from Key Investors (as defined in the agreement) before a Key Investor can sell shares to a third party. The Co-Sale Agreement also outlines the terms on which other shareholders (not Key Investors) may have the secondary right to buy Key Investors' shares offered for sale that were not purchased by the Company. Additionally, this agreement gives shareholders the right to participate pro rata and on the same terms in any sale by a Key Investor of shares to a third party.

Amended And Restated Voting Agreement ("Voting Agreement")

This agreement outlines which shareholders have the right to appoint members of the Company's Board of Directors and provides that two types of early investors along with the founders of the Company hold the rights to appoint members to the Company's board. The Series Seed-4 Preferred Stock does not have specialized voting rights to appoint a Company board member and any other voting rights held by Series Seed-4 Preferred Stockholders will be voted by the person designated as the proxy holder for the Series Seed-4 Preferred Stock in the accompanying proxy agreement. In addition, this agreement also provides for "drag-along" rights which are contractual rights that allow a majority of shareholders, in this case a majority of holders of Common Shares (or a majority of stock convertible to Common Shares) along with a majority of Qualified Key Holders (as that term is defined in the agreement), to require other shareholders to participate on the same terms in a Sale of the Company (as that term is defined in the agreement).

Please refer to Exhibit F for the rights of Series Seed Preferred 4 stock which contain liquidation and dividend rights.

Voting Rights of Securities Sold in this Offering contain a voting proxy

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE 1

The security will convert into Preferred stock and the terms of the SAFE 1 are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing Round (Reg CF)

Material Rights

There are no material rights associated with SAFE 1.

SAFE 2

The security will convert into Preferred stock and the terms of the SAFE 2 are outlined below:

Amount outstanding: $50,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing Round (Reg CF)

Material Rights

There are no material rights associated with SAFE 2.

## What it means to be a minority holder

As a minority holder of Series Seed 4 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 15,133,400
  Use of proceeds: Shares issued as part of the formation of the C-Corp.
  Date: January 01, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,650,000
  Use of proceeds: Shares issued as part of the formation of the C-Corp
  Date: January 01, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-2 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 341,700
  Use of proceeds: Shares issued as part of the formation of the C-Corp
  Date: January 01, 2025

Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-3 Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 2,874,900
  Use of proceeds: Shares issued as part of the formation of the C-Corp
  Date: January 01, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Operating expenses
  Date: July 31, 2024
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Operating expenses
  Date: November 08, 2024
  Offering exemption relied upon: 506(b)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $451,622 compared to $178,614 in fiscal year 2024.

Numurus' revenue decrease resulted from a strategic decision to scale back hardware sales and prioritize the final development of our AI and automation software platform. This transition to a software-focused company allows us to address a broader range of customer needs, accelerate development, and reduce costs, positioning the company for sustained success in the evolving AI landscape. While this shift impacted our top-line revenue, it is an intentional move to focus on long-term growth and market opportunities in AI and automation development, which we believe provides a higher potential for scalable revenue and industry leadership.

Cost of Sales

Cost of Sales for fiscal year 2023 was $125,369 compared to $5,478.11 in fiscal year 2024.

The decrease in Cost of Sales reflects our decision to pivot from hardware to focusing on the progress of our AI and Automation software platform. As we gradually scaled back hardware production, the costs associated with purchasing, production, and inventory management were also reduced. Going forward, Cost of Sales will remain relatively low as software development typically requires fewer variable costs than hardware production. As a result, Numurus expects to benefit from reduced expenses related to sourcing and managing physical goods, allowing for a leaner cost structure as we scale our software offerings.

Gross Margins

Gross margins for fiscal year 2023 were $326,253 compared to $173,136 in fiscal year 2024.

Numurus' decrease in gross margins reflects our strategic shift away from hardware production toward software development. As we reduced hardware sales, which typically contributed higher gross margins, we invested more heavily in the final development and promotion of our AI and automation software platform. This transition led to lower revenues and gross margins, as software products typically require a longer sales cycle to gain traction in the market. However, we anticipate that our software-focused approach will yield higher, more consistent margins as we scale operations and leverage the cost-efficiency inherent in software sales.

Expenses

Expenses for fiscal year 2023 were $1,464,415 compared to $529,913 in fiscal year 2024.

Numurus' decrease in expenses reflects our successful transition from the heavy investment phase of 2023 to a more operationally efficient software-focused business model. We strategically rightsized our organization following the completion of major development milestones, optimizing team composition to focus on sales and marketing rather than heavy R&D investment, while implementing operational efficiencies that streamlined processes and reduced overhead costs. The reduction also reflects improved financial discipline as we moved into revenue generation mode, maintaining essential customer acquisition investments while eliminating non-core expenditures and positioning for sustainable growth with improved operational leverage.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company has undergone a significant strategic transition from focusing primarily on AI and automation hardware to our patent-pending software platform. This business model shift is intended to result in different revenue streams and cost structures, with less reliance on hardware sales and greater emphasis on high-margin software offerings. Past cash was primarily generated through hardware sales, engineering services, equity investments, and government grants. Our goal is to build recurring revenue streams through our software platform. By shifting to this model, we anticipate more consistent and scalable revenue growth, as well as lower operational costs associated with inventory and production. This transition positions us for a stronger financial outlook, with improved margins and long-term sustainability.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2025, the Company has capital resources available in the form of cash on hand in the amount of $50,000 and $90,000 in expected customer payments from a completed contract.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the acceleration of our business development strategy, drive greater adoption of our software, expand our community of users, and fuel customer growth, which we expect to ultimately increase our revenue and market presence.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 89.8% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 12.5 months. This is based on a current monthly burn rate of $20,888 for expenses related to:

$15,000 in salaries

$2,888 in office rent

$1,500 in legal and accounting fees

$1,100 in software subscriptions

$400 in business liability insurance

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 2 years and 1 month. This is based on a projected monthly burn rate of $53,588 for expenses related to:

$28,000 in salaries with increased staffing

$10,000 in marketing and sales efforts

$5,000 in product suite expansion

$3,500 in R&D

$2,888 in office rent

$1,800 in patent legal and accounting fees

$1,550 in software

$850 in academia and community building

$400 in business liability insurance

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including a SAFE funding round with an interested investor in the amount of $100,000. We are not conducting any concurrent offerings at this time but will explore future fundraising avenues as needed to fund our expected rapid growth.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $10,781,175.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

## Use of Proceeds

If we raise the Target Offering Amount of $123,999.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Company Employment
  78.5%
  Hiring key personnel for daily operations, including roles in software development, marketing, and customer service.

If we raise the over allotment amount of $1,234,999.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Company Employment
  45.0%
  Hiring key personnel for daily operations, including roles in software development, marketing, and customer service.

- Sales and Marketing
  20.0%
  Growing the customer base, increasing software adoption, partnerships and community engagement, and strengthening existing and new strategic partnerships with Ai edge computing distributors and research institutions.

- Product suite expansion
  10.0%
  Create a portfolio of NEPI-enabled hardware platforms that will accelerate market adoption of our NEPI software suite and bring in immediate revenue/profits.

- Research & Development
  6.0%
  Customer research, product development, and intellectual property development (patents) related to the NEPI software.

- Community Building
  2.0%
  Community building initiatives, including the development of community platforms, hosting educational webinars, and fostering user engagement through open-source collaboration efforts.

- Company Overhead
  10.0%
  Normal business operating expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://numurus.com/ (numurus.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/numurus

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Numurus, Inc.

[See attached]

Numurus LLC
(the “Company”)
a Washington Limited Liability Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Numurus LLC Management

We have reviewed the accompanying financial statements of Numurus LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter on Going Concern:**
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

**Emphasis of Matter on a Successor Entity:**
Numurus Inc. was incorporated in the State of Delaware on January 1, 2025. The newly formed corporation will conduct the crowdfunding raise in 2025.

RNB Capital LLC

Tamarac, FL 33321
May 14, 2025

**NUMURUS LLC**
**STATEMENTS OF FINANCIAL POSITION**

| | | As of December 31, | |
|---|---|---|---|
| | | **2024** | **2023** |
| **ASSETS** | | | |
| ***Current Assets:*** | | | |
| Cash and Cash Equivalents | $ | 24,166 | 179,067 |
| Accounts Receivable | | 85,660 | 232,504 |
| Inventory | | 77,691 | 77,863 |
| Prepaid Expenses | | - | 15,542 |
| ***Total Current Assets*** | | 187,517 | 504,976 |
| ***Non-Current Asset:*** | | | |
| Right-of-Use Asset | | 16,082 | 33,350 |
| ***Total Non-Current Asset*** | | 16,082 | 33,350 |
| **TOTAL ASSETS** | | 203,599 | 538,326 |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| ***Current Liabilities:*** | | | |
| Accounts Payable | $ | 24,476 | 7,409 |
| Deferred Revenue | | 30,250 | 30,250 |
| Short-Term Lease Liability | | 18,296 | 18,930 |
| Loan Payable - Current | | 40,642 | 40,642 |
| Payroll Liabilities | | - | - |
| ***Total Current Liabilities*** | | 113,664 | 97,231 |
| ***Non-Current Liabilities:*** | | | |
| Loans Payable - Related Party | $ | 397,031 | 352,031 |
| Loan Payable - Non Current | | 172,635 | 209,912 |
| SAFE Note - Related Party | | 150,000 | - |
| Long-Term Lease Liability | | - | 18,296 |
| ***Total Non-Current Liabilities*** | | 719,666 | 580,239 |
| ***TOTAL LIABILITIES*** | | 833,330 | 677,470 |
| **EQUITY** | | | |
| Member's Equity | $ | 1,999,967 | 1,999,967 |
| Additional Paid-in Capital | | 207,464 | 218,344 |
| Accumulated Deficit | | (2,837,162) | (2,357,455) |
| ***TOTAL EQUITY*** | | (629,731) | (139,144) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 203,599 | 538,326 |

See Accompanying Notes to these Unaudited Financial Statements

**NUMURUS LLC**
**STATEMENTS OF OPERATIONS**

| | | Year Ended December 31, | |
|---|---|---|---|
| | | **2024** | **2023** |
| **Sales Revenue** | $ | 21,061 | 380,300 |
| **Service Revenue** | | 12,610 | 35,966 |
| **Sales Discounts** | | - | (2,143) |
| **Cost of Goods Sold** | | (8,013) | (136,243) |
| **Gross Profit** | | 25,658 | 277,880 |
| | | | |
| **Operating Expenses** | | | |
| Payroll Expense | $ | 349,962 | 1,049,975 |
| Professional Fees | | 65,610 | 73,877 |
| General and Administrative Expenses | | 32,815 | 66,660 |
| Operating Lease Expense | | 31,129 | 31,129 |
| Advertising and Marketing | | 28,165 | 258,588 |
| ***Total Operating Expenses*** | | **507,681** | **1,480,229** |
| ***Total Loss from Operations*** | | **(482,023)** | **(1,202,349)** |
| ***Other Income (Expense)*** | | | |
| Interest Income | $ | 193 | 1,727 |
| Other Income | | 8,793 | 48,077 |
| Interest Expense | | (15,286) | (15,830) |
| Other Expense | | (4,361) | (1,813) |
| ***Total Other Income (Expense)*** | | **(10,661)** | **32,161** |
| ***Net Income (Loss)*** | **$** | **(492,684)** | **(1,170,188)** |

See Accompanying Notes to these Unaudited Financial Statements

## NUMURUS LLC
## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | Member's Capital | | Additional Paid-in | Retained earnings | Total Member's |
|---|---|---|---|---|---|
| | Units | $ Amount | Capital | (Deficit) | Equity |
| Beginning balance at 1/1/23 | 28,749 | 1,999,967 | 175,290 | (1,184,022) | 991,235 |
| Equity Incentive | - | - | 43,054 | - | 43,054 |
| Prior Period Adjustment | - | - | - | (3,245) | (3,245) |
| Net income (loss) | - | - | - | (1,170,188) | (1,170,188) |
| Ending balance at 12/31/23 | 28,749 | 1,999,967 | 218,344 | (2,357,455) | (139,144) |
| Cancellation of Equity Incentive | - | - | (10,880) | - | (10,880) |
| Prior Period Adjustment | - | - | - | 12,977 | 12,977 |
| Net income (loss) | - | - | - | (492,684) | (492,684) |
| Ending balance at 12/31/24 | 28,749 | 1,999,967 | 207,464 | (2,837,162) | (629,731) |

See Accompanying Notes to these Unaudited Financial Statements

## NUMURUS LLC
## STATEMENTS OF CASH FLOWS

| | | Year Ended December 31, | |
|---|---|---|---|
| | | 2024 | 2023 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net Income (Loss) | $ | (492,684) | (1,170,188) |
| Adjustments to reconcile Net Loss to Net Cash provided by operations: | | | |
| Prior Period Adjustment | | 12,977 | (3,245) |
| Decrease (Increase) in: | | | |
| Accounts Receivable | | 146,844 | (112,692) |
| Prepaid Expenses | | 15,542 | (5,540) |
| Inventory | | 172 | (45,093) |
| Right-of-Use Asset | | 17,268 | 16,996 |
| Increase (Decrease) in: | | | |
| Accounts Payable | | 17,067 | (2,580) |
| Payroll Liabilities | | - | (616) |
| Short-Term Lease Liability | | (634) | 1,062 |
| Long-Term Lease Liability | | (18,296) | (18,930) |
| *Total Adjustments to reconcile Net Loss to Net Cash provided by operations:* | | 190,940 | (170,638) |
| *Net Cash provided by (used in) Operating Activities* | | (301,744) | (1,340,826) |
| **CASH FLOWS FROM AN INVESTING ACTIVITY** | | - | - |
| *Net Cash provided by (used in) Investing Activities* | | - | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from (Payments to): | | | |
| Loan Payable - Non Current | $ | (37,277) | (89,988) |
| Loan Payable - Current | | - | 40,642 |
| SAFE Note - Related Party | | 150,000 | - |
| Loans Payable - Related Party | | 45,000 | - |
| Additional Paid-in Capital | | (10,880) | 43,054 |
| *Net Cash provided by (used in) Financing Activities* | | 146,843 | (6,292) |
| Cash at the beginning of period | | 179,067 | 1,526,185 |
| Net Cash increase (decrease) for period | | (154,901) | (1,347,118) |
| Cash at end of period | | 24,166 | 179,067 |

See Accompanying Notes to these Unaudited Financial Statements

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Numurus LLC ("the Company") was formed in Washington on April 7, 2017. The Company is focused on accelerating the development of edge-AI and automation solutions. The Company earns revenue through a combination of product and service offerings around its flagship NEPI software platform. These include software licensing, support subscriptions, NEPI development hardware solutions, NEPI enabled products, and NEPI engineering services. The Company's business development is focused on industrial robotic and automation markets. The Company's headquarters is in Seattle, Washington. The Company's customers are globally located.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise business development and operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $179,067 and $24,166 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2024, the Company does not deem an allowance necessary.

As of December 31, 2023 and 2024, the accounts receivable amounts to $232,504 and $85,660, respectively.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2024 amounted to $77,863 and $77,691 in raw materials, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from multiple sources noted below.

They generate revenue from the NEPI Software License. The performance obligation is to provide access to the licensed software, including any related updates or features specified in the licensing agreement. Payments may be collected upfront or on credit, depending on the agreement terms. When payment is received upfront, the software is delivered online within one (1) day.

They generate revenue from selling hardware with pre-installed NEPI software. The performance obligation is to deliver fully functional hardware with correctly installed software as specified in the sales agreement. We ensure timely delivery, with payment terms that may vary, and the Company either having a receivable or being paid upfront. When payment is received, delivery is completed within one (1) week, demonstrating our commitment to efficiency.

They generate revenue from the Annual Software Support Subscription. The performance obligation is to provide software support within the scope of the subscription terms throughout the annual subscription period. Revenue is recognized over the subscription's duration as performance obligations are fulfilled. Payments are collected at the time of subscription initiation and renewed annually unless canceled before the next billing cycle. Services are delivered anytime within the subscription period as requested by the user.

They generate revenue from Engineering Services. The performance obligation is to provide customized engineering development tailored to the customer's needs. This may include designing, developing, testing, and delivering AI-enabled robotics and automation solutions. Services are performed on credit and billed monthly for the previous month's work.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of travel expenses, office expenses, dues and subscription, insurance, equipment, meals and entertainment, software expenses, utilities expenses, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

| | Total Equity Incentives | Weighted Average Fair Value |
|---|---|---|
| Total Equity Incentives Outstanding, January 1, 2023 | 3,850 | $48 |
| Granted | 428 | $75 |
| Exercised | - | - |
| Forfeited | - | - |
| Total Equity Incentives Outstanding, December 31, 2023 | 4,278 | $51 |
| Granted | - | - |
| Exercised | - | - |
| Forfeited | (225) | (48) |
| Total Equity Incentives Outstanding, December 31, 2024 | 4,503 | 46 |

| | Nonvested Equity Incentive | Weighted Average Fair Value |
|---|---|---|
| Nonvested Shares, January 1, 2023 | 225 | $48 |
| Granted | 428 | $75 |
| Vested | (653) | ($66) |
| Forfeited | - | - |
| Total Nonvested Shares, December 31, 2023 | - | - |
| Granted | - | - |
| Vested | - | - |
| Forfeited | - | - |
| Total Nonvested Shares, December 31, 2024 | - | - |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States. The Company has incurred cumulative losses for the past two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into three loan agreements with Ian Mckissick, Chief Operating Officer (COO) totaling $152,000. See note 5 for further details.

The Company entered into five agreements with Jason Seawall, Chief Executive Officer (CEO), totaling $246,000. See note 5 for further details.

The Company entered into two SAFE agreements with Ryan Seawall, member, totaling $150,000. See Note 5 for further details.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On May 26, 2021, the Company entered into a sublease agreement with Einhorn Engineering, PPLC, for Office #304, which includes access to the assembly area as part of the common areas. The total usable office space is approximately 342 square feet, with an additional 447 square feet of shared common space, bringing the total to 789 square feet. The term and duration of the lease was for a period of fifty-three (53) months commencing on July 1, 2021 and ending on November 30, 2025.

Shown below is the Company's lease liabilities as of December 31, 2024:

| | Year Ending 2024-12 |
|---|---|
| **Lease expense** | |
| Operating lease expense | 61,841 |
| Variable lease expense | 47,1111 |
| **Total** | 108,952 |
| **Other Information** | |
| Operating cash flows from operating leases | 57,071 |
| ROU assets obtained in exchange for new operating lease liabilities | 72,824 |
| Weighted-average remaining lease term in years for operating leases | 0.92 |
| Weighted-average discount rate for operating leases | 1.48% |
| **Maturity Analysis** | **Operating** |
| 2025-12 | 18,410 |
| Total undiscounted cash flows | 18,410 |
| Less: present value discount | (114) |
| Total lease liabilities | 18,296 |

## NOTE 5 – LIABILITIES AND DEBT

Loans Payable:

On May 15, 2020, the Company took out a $150,000 loan from the Small Business Administration (SBA), an Agency of the US Government, carrying an interest rate of 3.75%, with a repayment period extending over thirty (30) years. As of December 31, 2023 and 2024, the balance of the note amounted to $149,900.

On July 20, 2022, the Company borrowed $150,000 from Evergreen Business Capital Community Finance, subject to 4% interest. The loan is set to be fully repaid by August 1, 2027. Beginning, September 1, 2022, the Company is required to make monthly principal and interest payments of $3,387. As of December 31, 2023 and 2024, the balance of the note amounted to $100,654 and $63,378, respectively.

Loans Payable – Related Party (Note 3)

The Company entered into three non-interest loan agreements with Ian McKissick, Chief Operating Officer (COO). The following balances remained outstanding as of December 31, 2023 and 2024.

- October 23, 2018: $42,000 loan, maturing October 23, 2028
- December 30, 2019: $10,000 loan, maturing December 20, 2029
- April 14, 2021: $100,000 loan, maturing April 14, 2031

The Company entered into two non-interest-bearing and three interest-bearing loan agreements with Jason Seawall, Chief Executive Officer (CEO). The following balances remained outstanding as of December 31, 2024.

**Non-interest-bearing loans:**

- July 16, 2020: $151,000 loan, maturing July 16, 2030
- September 17, 2021: $50,000 loan, maturing September 17, 2031

**Interest-bearing loans (8% compounded annually):**

- April 3, 2024: $30,000 loan, maturing April 3, 2034
- October 28, 2024: $5,000 loan, maturing October 28, 2034
- November 4, 2024: $10,000 loan, maturing November 4, 2034

Simple Agreements for Future Equity (SAFE) Notes – Related Party **(Note 3)**

During the period ended December 31, 2024, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with its member, Ryan Seawall. The SAFE agreements have no maturity date and bear no interest. Under the terms of the agreements, in the event of an equity financing prior to termination, the Company will automatically issue to the investor a number of standard preferred units, as determined by the terms of the SAFE. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $10M.

| *Debt Summary* | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | For the Year Ended December 2023 | | | For the Year Ended December 2024 | | |
| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Debt | Current Portion | Non-Current Portion | Total Debt |
| Loan Payable | 300,000 | 3.75% -4.00% | 2027-2050 | 40,642 | 209,912 | 250,554 | 40,642 | 172,635 | 213,278 |
| Loan Payable – Related Party | 398,000 | - | 2028-2031 | - | 352,031 | 352,031 | - | 397,031 | 397,031 |
| SAFE Notes – Related Party | 150,000 | - | - | - | - | - | - | 150,000 | 150,000 |
| Total | | | | 40,642 | 561,943 | 602,585 | 40,642 | 719,666 | 760,308 |

Debt Principal Maturities 5 Years Subsequent to 2024

| Year | Amount |
|---|---|
| 2025 | 40,642 |
| 2026 | 19,369 |
| Thereafter | 700,298 |
| Total | 760,309 |

**NOTE 6 – EQUITY**

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is shown below.

| Member | Units | Percentage |
| --- | --- | --- |
| Tokusui America | 27,312 | 95% |
| John Lowrance | 1,437 | 5% |
| Total | 28,749 | 100% |

The Company may issue Units to service providers without any required Capital Contribution. A separate Capital Account will be maintained for each Unit Holder throughout the term of the Company. A Unit Holder shall only have the rights to receive distributions as set forth in the Agreement and shall not have any other right to receive out of the Company's property a return of all or any part of the Unit Holder's Capital Contribution. As of December 31, 2024, the Company did not have any Unit Holders.

Allocation of Net Profit and Loss

For any fiscal year of the LLC in which a Sale Event does not occur, Net Profit or Net Loss for such fiscal year shall be allocated among the Unit Holders in accordance with their respective Units. For any fiscal year of the LLC in which a Sale Event occurs, Net Profit or Net Loss for such fiscal year shall be allocated in such a manner as to cause the Capital Accounts of the Unit Holders to be in accordance with their respective Percentage Interests.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 14, 2025, the date these financial statements were available to be issued.

Numurus, Inc. was incorporated on December 31, 2024 in the State of Delaware. The newly formed corporation will hold the regulation crowdfunding raise in 2025.

Numurus, Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception – December 31, 2024

## Table of Contents

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Numurus, Inc. Management

We have reviewed the accompanying financial statements of Numurus, Inc. (the Company) which comprise the statement of financial position as of inception – December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern:**
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

**Emphasis of Matter on a Predecessor Entity:**
Numurus LLC, established on April 7, 2017, in Washington, will transition its crowdfunding raise to Numurus, Inc., a corporation incorporated in Delaware on December 31, 2024. The crowdfunding campaign is planned for 2025.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 21, 2025

**NUMURUS, INC.**
**STATEMENT OF FINANCIAL POSITION**

| | Inception through December 31, 2024 |
|---|---|
| **ASSETS** | |
| **TOTAL ASSETS** | - |
| | |
| **LIABILITIES AND EQUITY** | |
| ***Current Liabilities:*** | |
| Accrued Expenses | 2,863 |
| ***Total Current Liabilities*** | 2,863 |
| ***Non-Current Liabilities:*** | |
| ***Total Non-Current Liabilities*** | - |
| ***TOTAL LIABILITIES*** | 2,863 |
| **EQUITY** | |
| Accumulated Deficit | (2,863) |
| ***TOTAL EQUITY*** | (2,863) |
| **TOTAL LIABILITIES AND EQUITY** | - |

See Accompanying Notes to these Unaudited Financial Statements

**NUMURUS, INC.**
**STATEMENT OF OPERATIONS**

| | Inception through December 31 2023 |
|---|---|
| **Operating Expenses** | |
| General and Administrative Expenses | 2,863 |
| ***Total Operating Expenses*** | **2,863** |
| ***Total Loss from Operations*** | **(2,863)** |
| ***Net Income (Loss)*** | **(2,863)** |

See Accompanying Notes to these Unaudited Financial Statements

NUMURUS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

| | Common Stock | | Preferred Stock | | APIC | Retained earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|---|---|
| | # of Shares | $ Amount | # of Shares | $ Amount | | | |
| Issuance of Common Stock | - | - | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - | - | - |
| Net income (loss) | - | - | - | - | - | (2,863) | (2,863) |
| Inception - December 31, 2024 | - | - | - | - | - | (2,863) | (2,863) |

See Accompanying Notes to these Unaudited Financial Statements

**NUMURUS, INC.**
**STATEMENT OF CASH FLOWS**

| | **Inception – December 31, 2024** |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income (Loss) | (2,863) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accrued Expenses | (2,863) |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | (2,863) |
| *Net Cash provided by (used in) Operating Activities* | - |
| **INVESTING ACTIVITIES** | |
| *Net Cash provided by (used in) Investing Activities* | - |
| **FINANCING ACTIVITIES** | |
| *Net Cash provided by (used in) Financing Activities* | - |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | - |
| **Cash at end of period** | **-** |

See Accompanying Notes to these Unaudited Financial Statements

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Numurus, Inc. ("the Company") was formed on December 31, 2024 in the State of Delaware. The Company is focused on accelerating the development of edge-AI and automation solutions. The Company earns revenue through a combination of product and service offerings around its flagship NEPI software platform. These include software licensing, support subscriptions, NEPI development hardware solutions, NEPI enabled products, and NEPI engineering services. The Company' current business development is focused on industrial robotic and automation markets. The Company's headquarters is in Seattle, Washington. The Company's customers will be located globally.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise business development and operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses as of December 31, 2023 and 2022 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of inception – December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 cash and cash equivalents as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will generate revenue from multiple sources noted below.

They will generate revenue from the NEPI Software License. The performance obligation is to provide access to the licensed software, including any related updates or features specified in the licensing agreement. Payments may be collected upfront or on credit, depending on the agreement terms. When payment is received upfront, the software is delivered online within one (1) day.

They will generate revenue from selling hardware with pre-installed NEPI software. The performance obligation is to deliver fully functional hardware with correctly installed software as specified in the sales agreement. We ensure timely delivery, with payment terms that may vary, and the Company either having a receivable or being paid upfront. When payment is received, delivery is completed within one (1) week, demonstrating our commitment to efficiency.

They will generate revenue from the Annual Software Support Subscription. The performance obligation is to provide software support within the scope of the subscription terms throughout the annual subscription period. Revenue is recognized over the subscription's duration as performance obligations are fulfilled. Payments are collected at the time of subscription initiation and renewed annually unless canceled before the next billing cycle. Services are delivered anytime within the subscription period as requested by the user.

They will generate revenue from Engineering Services. The performance obligation is to provide customized engineering development tailored to the customer's needs. This may include designing, developing, testing, and delivering AI-enabled robotics and automation solutions. Services are performed on credit and billed monthly for the previous month's work.

General and Administrative

General and administrative expenses include entity formation and filing fees.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

The Company has no debts or long-term obligations.

**NOTE 6 – EQUITY**

The Company is authorized to issue 20,000,000 shares, comprising 15,133,400 shares of Common Stock with a par value of $0.0001 per share and 4,866,600 shares of Preferred Stock with a par value of $0.0001 per share. Of the Preferred Stock, 1,650,000 shares are designated as Series Seed-1 Preferred Stock, 341,700 shares as Series Seed-2 Preferred Stock, and 2,874,900 shares as Series Seed-3 Preferred Stock. There were no shares issued as of December 31, 2024.

<u>Common Stock</u>
The holders of the Common Stock shall be entitled to one vote for each share of Common Stock as of the applicable record date. The voting, dividend, and liquidation right of the holders of the Common Stock are subject to and qualified by the powers, preferences and special right of the holders of Preferred Stock.

<u>Preferred Stock</u>
Dividends – The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock.

Liquidation, Dissolution or Winding Up – In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 21, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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# Smart System Solutions

Numurus is a cutting-edge technology company developing AI and automation software solutions. Our NEPI platform empowers businesses to accelerate AI and automation product development and reduce costs.

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


numurus
Accelerating AI and Automation

Get Equity
$0.75 Per Share

MIN INVEST $300

VALUATION $10.78M

## REASONS TO INVEST

- Numurus targets a TAM of $418.9B, including Edge AI ($269.8B by 2032 (CAGR of 33%), Industrial AI ($83.5B by 2032 (CAGR of 46%), and the Robotics market ($65.6B by 2028).

- Numurus has generated over $4M in lifetime revenue with continued growth and has secured $2.5M in funding since inception in 2017.

- Numurus has cultivated key technology partners, including: NVIDIA, Qualcomm, Seeed Studio, Vecow, SeeScan, Sidus, and more.

## TEAM



**Jason Seawall • CEO & Board Member**

Jason has over 20 years of experience in robotics and smart sensing. He co-founded BlueView, later sold to Teledyne, where he was VP of Technology. In 2017, he founded Numurus, focusing on AI-enabled automation solutions for robotic applications.

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**Grey Seawall • Operations Manager**

Since joining the team at the start of Numurus, Grey has grown alongside the business for the past 7 years. Her unique understanding of the company's operations has been essential in her role, thriving on the dynamic challenges and diverse responsibilities.

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**Ryan Mackey • Board Member**

Previous experience includes founding and leading consumer brand food businesses from start up to acquisition.

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**Jonathan Doran • Board Member**

A seasoned entrepreneur and business consultant with five years of experience in strategic planning, product management, and business development. Excels in achieving growth goals, optimizing operations, and supporting start-ups through various challenges. Currently the founder of Odyssey, a gaming company that helps brands enter the world of gaming. Known for effective communication, negotiation skills, and delivering profitable results on time and under budget.

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THE PITCH

## Numurus: Smart System Solutions


Why Numurus?
Edge-AI application tailored
Product complete and shipping
First mover advantage: 5 years and $5M invested
Key strategic partnerships
Open source, free for developers, affordable for production
AI

Numurus aims to drive significant advancements in the development of AI-enabled robotics and automation solutions. This platform not only simplifies development but also expands the market opportunity for AI hardware manufacturers by enabling a broader range of developers, from adept engineers to those with limited software expertise. Our mission is to make complex technologies accessible to a wider audience by providing a comprehensive, user-friendly platform.

Imagine a world where anyone, from seasoned developers to students, can rapidly create intelligent machines. Numurus is working to make this vision a reality. Our flagship product, the Numurus Edge Platform Interface (NEPI), is a powerful, low-code operating system that serves as the foundation for building sophisticated AI applications. Think of it as "Windows for robots."

By simplifying the development process, Numurus is designed to empower businesses to accelerate time-to-market for their AI-driven products and services. We offer a full suite of solutions, including our core software, hardware, support, and design services. With a growing user base and a thriving community around NEPI, Numurus is aiming to become the go-to platform for AI and automation.

THE PROBLEM & OUR SOLUTION

## Bridging the AI Hardware-Software Gap


numurus SERVICES
NEPI Software
Provides a complete development environment for AI and automation solutions running on the Edge
AI
Data Processing
AUTOMATION
Local and Remote User Interfaces
Plug and Play Drivers
AI and Automation Applications
Turnkey Edge-Compute Hardware Solutions
Numurus offers a range of hardware options to accelerate your AI and automation projects
NEPI
OEM Solutions
Environmental Packaged Solutions
BOX Solutions

## Smart System Design Services

Accelerate your AI and automation projects with our comprehensive design services



**Software Development**



**Hardware Integration**



**Project Support**

The burgeoning AI chip market is hindered by a critical software deficit: chip manufacturers are struggling to capitalize on the full potential of their hardware due to the lack of comprehensive software solutions. This results in limited market reach, prolonged development cycles, and increased customer support burdens.

Numurus addresses these challenges with NEPI, a robust operating system designed specifically for AI and automation hardware.

**By providing a standardized, user-friendly platform, NEPI empowers hardware manufacturers to:**

- **Expand their market**: Reach a broader developer audience, from experienced engineers to those with limited software expertise.
- **Accelerate development**: Reduce time-to-market by offering pre-built software components and tools.
- **Enhance customer satisfaction**: Minimize support inquiries through a comprehensive software solution.

NEPI serves as a catalyst for innovation, enabling hardware manufacturers to focus on their core competencies while Numurus handles the complex software infrastructure. Our goal is to position NEPI as a leading platform in the industry, helping to unlock the potential of AI hardware and supporting the growth of the AI and automation ecosystem.

---

**Testimonials:**

*"The combination of Numurus' NEPI smart system software, off-the-shelf compute hardware, and its responsive engineering support team was a big factor in the success of this project. It saved our internal team from a lot of development work we'd otherwise have to do ourselves."*

- Kevin Decker, CEO, Ocean Aero

*"Both the NEPI software and Numurus team have gone above and beyond our expectations, and we are thrilled to have them as a partner as we look to apply NEPI across our entire product line."*

- Roger Fellows, President, Inov8v Marine Group

*"Numurus' easy to learn NEPI software tutorials allowed our student-led team working on the autonomous ferry project to learn and apply cutting edge AI and robotic automation technologies with minimal software programming experience. We are excited to continue leveraging the NEPI engine in our autonomous ferry prototypes as our DOT funded project."*

- Heather Dillon, Professor of Mechanical Engineering, University of Washington Tacoma

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

## Driving Innovation in Automation



$269.8B
by 2032
CAGR of 33%
Edge AI projected market
$83.5B
by 2032
CAGR of 46%
Industrial AI projected market
$65.6B
Robotics market expected value by 2028


Sources: Edge AI | Industrial AI | Robotics

Numurus is targeting the rapidly expanding Edge AI ($269.8 billion by 2032), Industrial AI $83.5 billion by 2032), and Robotics markets ($65.6 billion by 2028) (see sources above). These industries are collectively poised for substantial expansion, with projected market values reaching hundreds of billions of dollars in the coming years. By addressing critical software challenges in these sectors, Numurus is establishing itself as a key player.

Numurus has achieved significant traction, including the launch of its beta software, strategic partnerships with industry leaders like Nvidia, and the generation of over $4 million in revenue. We've secured $2.5 million in funding from notable investors, and received a $2.5 million contract from DARPA in 2018 to support the initial development of the NEPI software platform.



Launched beta version 2.0 in September 2023 and released version 2.3 in August 2024 with enhanced features and broader applicability.
Established a partnership with Nvidia and is in talks with other GPU solution providers to pre-install NEPI on their products.
Generated over $4M in revenue to date with continued growth.
Secured $2.5M in funding, including a $2M priced round (2022) and a $450K seed round (2017-2018)
Received $2.5M contract from DARPA for software development (2018)
Collaborated with five pilot customers in the beta phase
Holds two patents pending


Strategic partnerships with
SeeScan
Qualcomm
seeed studio
DEEPSEA
Vecow
SIDUS
seebyte
NVIDIA
PICKNIK
GREENSEA
StereoLabs*
NORTEK
DW
DeepWater Exploration
casaba
e-con Systems
TAQTILE

### WHY INVEST

## Your Partner in Shaping the Future of AI


numurus
Join us in shaping the future
Let's create something extraordinary

Numurus is positioned to drive innovation in the AI and automation landscape. With a proven track record and a clear path forward, we are confident in our potential to become a leading software platform in the AI chip market.

By investing in Numurus, you're partnering with a visionary team at the forefront of technological innovation. Your support will fuel our goals of expansion into new markets, accelerating product development, and solidifying our position as an industry leader. Together, we can work towards building a future where AI and automation are more accessible.

Join us in shaping the future. Let's create something extraordinary.

**Invest in Numurus.**

## ABOUT

HEADQUARTERS
**909 NE Boat Street, Suite 304**
**Seattle, WA 98105**

WEBSITE
**View Site**

Numurus is a cutting-edge technology company developing AI and automation software solutions. Our NEPI platform empowers businesses to accelerate AI and automation product development and reduce costs.

## TERMS

**Numurus**

## Overview

PRICE PER SHARE
**$0.75**

VALUATION
**$10.78M**

DEADLINE
**May. 30, 2025 at 8:46 PM UTC**

FUNDING GOAL
**$124K - $1.23M**

## Breakdown

MIN INVESTMENT
**$300**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,234,999.50**

SHARES OFFERED
**Series Seed-4 Preferred Stock**

MIN NUMBER OF SHARES OFFERED
**165,333**

MAX NUMBER OF SHARES OFFERED
**1,646,666**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

| | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
|---|---|---|
| Total Assets | $203,599 | $538,326 |
| Cash & Cash Equivalents | $24,166 | $179,067 |
| Accounts Receivable | $85,660 | $232,504 |
| Short-Term Debt | $113,664 | $97,231 |
| Long-Term Debt | $719,666 | $580,239 |
| Revenue & Sales | $33,671 | $414,123 |
| Costs of Goods Sold | $8,013 | $136,243 |
| Taxes Paid | $0 | $0 |
| Net Income | -$492,684 | -$1,170,188 |

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives & Bonuses***

**Time-Based Perks**

**Early Bird 1:** Invest $1,000+ within the first 2 weeks | 10% bonus shares

**Early Bird 2:** Invest $5,000+ within the first 2 weeks | 15% bonus shares

**Early Bird 3:** Invest $10,000+ within the first 2 weeks | 20% bonus shares

**Early Bird 4:** Invest $20,000+ within the first 2 weeks | 25% bonus shares

**Early Bird 5:** Invest $50,000+ within the first 2 weeks | 30% bonus shares

**Mid-Campaign Perks (Flash Perks)**

**Flash Perk 1:** Invest $5,000+ between [day 35 - 40] and receive 10% bonus shares

**Flash Perk 2:** Invest $5,000+ between [day 60 - 65] and receive 10% bonus shares

**Amount-Based Perks**

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $20,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Numurus, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-4 Preferred Stock at $0.75 / share, you will receive 110 shares of Series Seed-4 Preferred Stock, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

## JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

# HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

## FAQS

### How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

### When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

### What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

### Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs



@ 2025 All Rights Reserved

## Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

**www.StartEngine.com** is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

### Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

## StartEngine Marketplace

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The adoption of AI is rapidly expanding, but AI solution developers face many challenges. For instance, building AI solutions requires a lot of complex low-level software and integrations under the hood. Companies waste a lot of time and money bringing it all together.

Neppi, a full-featured AI software engine, solves this challenge. It reduces AI and automation solution development to months, not years, letting developers focus on the end product, not nuts-and-bolts software. This saves time and money as you bring the next great innovation to market.

Kickstart your robotic or AI development with Neppi from Numurus.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**
**OF**
**NUMURUS, INC**

Numurus, Inc, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

**1.** That the name of this corporation is Numurus, Inc, and that this corporation was originally incorporated pursuant to the General Corporation Law on January 1, 2025.

**2.** That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

**1** : The name of this corporation is Numurus, Inc (the "**Corporation**").

**2** : The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Zip Code 19808. The name of its registered agent at such address is Corporation Service Company.

**3** : The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**4** : The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 22,666,667. The Corporation has two classes of stock, referred to as Common Stock and Preferred Stock. There are 15,133,400 shares of authorized Common Stock, $0.0001 par value per share ("**Common Stock**"), and 7,533,267 shares of authorized Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), 1,650,000 of which are hereby designated as "**Series Seed-1 Preferred Stock**", 341,700 of which are hereby designated as "**Series Seed-2 Preferred Stock**", 2,874,900 of which are hereby designated as "**Series Seed-3 Preferred Stock**", and 2,666,667 of which are hereby designated as "**Series Seed-4 Preferred Stock**".

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the powers, preferences and special rights of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (this "**Certificate of Incorporation**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fourth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" means, collectively, the Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock, the product of (A) the dividend declared, paid or set aside on such Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock; (ii) in the case of a dividend on a class or series of capital stock that is convertible into Common Stock, the product of (A) the dividend declared, paid or set aside per share of such class or series of capital stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Preferred Stock, divided by the number of shares of Common Stock issuable upon conversion of a share of such class or series of capital stock; or (iii) in the case of a dividend on any class or series that is not convertible into Common Stock, the product of (A) the amount of the dividend payable on each share of such class or series of capital stock divided by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend for the applicable series of Preferred Stock. The "**Original Issue Price**" shall mean, (i) with respect to the Series Seed-1 Preferred Stock, $0.20 per share, (ii) with respect to the Series Seed-2 Preferred Stock, $0.30, (iii) with respect to the Series Seed-3 Preferred Stock, $0.6957, and (iv) with respect to the Series Seed-4 Preferred Stock, $0.75 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the greater of (i) 1 times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock were converted into Common Stock) been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger, consolidation, statutory conversion, transfer, domestication, or continuance,

except any such merger, consolidation, statutory conversion, transfer, domestication, or continuance involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, consolidation, statutory conversion, transfer, domestication, or continuance continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, a majority, by voting power, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger, consolidation, statutory conversion, transfer, domestication, or continuance, the parent corporation or entity of such surviving or resulting corporation or entity; or

(b) (i) the sale, lease, transfer, exclusive license or other disposition , in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation, statutory conversion, domestication, continuance or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan with respect to such transaction, or terms of such transaction (any such agreement, plan or terms, the "**Transaction Document**"), provide that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, any other expenses reasonably related to such Deemed Liquidation Event or any other expenses incident to the dissolution of the Corporation as provided herein, in each case as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**") on the 150th day after such Deemed Liquidation Event (the "**DLE Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount; provided, that if the definitive agreements governing such Deemed Liquidation Event contain contingent indemnification obligations on the part of the Corporation and prohibit the Corporation from distributing all or a portion of the Available Proceeds while such indemnification obligations remain outstanding, then the DLE Redemption Date shall automatically be extended to the date that is ten business days following the date on which such prohibition expires. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the Available Proceeds for any purpose, except to discharge expenses incurred in connection with such Deemed Liquidation Event. In connection with a distribution or redemption provided for in Section 2.3.2, the Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the date specified in the Redemption Notice;

(ii) the redemption date and the price per share at which the shares of Preferred Stock are being redeemed;

(iii) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Redemption Notice shall have been duly given, and if payment is tendered or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the date terminate, except only the right of the holders to receive the payment without interest upon surrender of any such certificate or certificates therefor.

2.3.2 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.3 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Transaction Document shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.3 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible (as provided in Section 4 below) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.4 Election of Directors.

(a) At all times when any shares of Series Seed-3 Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock), (i) the holders of record of the shares of Series Seed-3 Preferred Stock, exclusively and voting together as a separate class on an as-converted to Common Stock basis, shall be entitled to elect one director of the Corporation (the "**Preferred Director**"); and (ii) the holders of record of the shares of Common Stock, exclusively and voting together as a separate class, shall be entitled to elect two directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Directors may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock.

(b) Any director elected as provided in Section 3.2(a)(i) or Section 3.2(a)(ii) or appointed by the proviso of Section 3.2(a) may be removed without cause by, and only by, the affirmative vote of the holders of a majority of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders.

(c)

(i) If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to Section 3.2(a) (and to the extent any of such directorships is not otherwise filled by a director appointed in accordance with the proviso in Section 3.2(a)), then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, fill such directorship in accordance with

Section 3.2(a).

(d) At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series of capital stock entitled to elect such director shall constitute a quorum for the purpose of electing such director.

(e) The "**Requisite Directors**" shall mean the Board of Directors including the Preferred Director then seated.

3.5 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, domestication, transfer, continuance, recapitalization, reclassification, waiver, statutory conversion, or otherwise, effect any of the following acts or transactions without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, which must include a majority of the then outstanding Series Seed-3 Preferred Stock, and any such act or transaction that has not been approved by such consent or vote prior to such act or transaction being effected shall be null and void *ab initio*, and of no force or effect:

3.5.1 liquidate, dissolve or wind-up the business and affairs of the Corporation or effect any Deemed Liquidation Event or any other merger, consolidation, statutory conversion, transfer, domestication or continuance;

3.5.2 amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the special rights, powers and preferences of the Preferred Stock (or any series thereof);

3.5.3 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.5.4 enter into or be a party to any transaction (i) with any director or officer of the Corporation or with any immediate family member of any director of officer of the Corporation or (ii) relating to the hiring, termination, or change in compensation of any officer of the Corporation, in each case unless otherwise approved by the Board of Directors, including the Preferred Director.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.3 Right to Convert.

4.3.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such whole number of fully paid and non-assessable shares of Common Stock (calculated as provided in Section 4.2 below), as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock as of the Original Issue Date shall be equal to the applicable Original Issue Price for each such series of Preferred Stock. Such initial Conversion Price for a series of Preferred Stock, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in this Section 4.

4.3.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 2.3.2(b), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to the holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.4 Number of Shares Issuable Upon Conversion. The number of shares of Common Stock issuable to a holder of Preferred Stock upon conversion of such Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of that same series of Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Preferred Stock pursuant to Section 4.1.1.

4.5 Mechanics of Conversion.

4.5.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. Unless a later time and date is otherwise specified by the Corporation, the close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.5.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.5.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.

4.5.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.5.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.6 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

4.6.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" means all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date (as defined below), other than (1) the following shares of

Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock (including dividends payable in connection with dividends on other classes or series of stock);

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction;

(iv) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement;

(viii) shares of Common Stock issued in connection with a Qualified IPO; or

(ix) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

(b) "**Convertible Securities**" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" means any rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Original Issue Date**" means the date on which the first share of Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, or Series Seed-4 Preferred Stock, is issued.

4.6.2 No Adjustment of Preferred Stock Conversion Price. No adjustment in the Conversion Price of any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the then outstanding shares of such series of Preferred Stock, agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.6.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 4.4.3(b) shall have the effect of increasing the Conversion Price applicable to a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of any series of Preferred Stock pursuant to the terms of Section 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price for such series of Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is potentially subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price of a series of Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price for such series of Preferred Stock that such issuance or amendment took place at the time such calculation can first be made. In the event an Option or Convertible Security contains alternative conversion terms, such as a cap on the valuation of the Corporation at which such conversion will be effected, or circumstances where the Option or Convertible Security may be repaid in lieu of conversion, then the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of such Option or Convertible Security shall be deemed not calculable until such time as the applicable conversion terms are determined.

4.6.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price of a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price for such series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) / (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "$CP_2$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "$CP_1$" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.6.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.6.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Section 4.4.4 then, upon the final such issuance, the Conversion Price for such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.7 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.8 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of each such series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.9 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of each series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.10 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.11 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for each series of Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of each such series of Preferred Stock.

4.12 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.3 Trigger Events. All outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Sections 4.1.1 and 4.2, upon the earliest to occur of (the time of such conversion is referred to herein as the "**Mandatory Conversion Time**"):

(a) (i) immediately prior to the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $[50,000,000] of gross proceeds, to the Corporation and in connection with such offering the shares of Common Stock are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors (a "**Qualified IPO**");

(ii) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock (or other equity securities of the Corporation) on the Nasdaq Stock Market, New York Stock Exchange or another exchange or marketplace approved by the Requisite Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock (or other equity securities), (a "**Qualified Direct Listing**"); and

(b) the date and time, or upon the occurrence of an event, specified by vote or written consent of the Requisite Holders.

5.4 Procedural Requirements. All holders of record of shares of Preferred Stock (or the applicable series thereof) shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock being converted that holds such shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof; and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable at the option of the holder or the Corporation.

7. Redeemed or Otherwise Acquired Shares. Unless approved by the Board of Directors and the Requisite Holders, any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

8. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders that would otherwise be required to amend such right, powers, preferences, and other terms and (b) at any time more than one series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of such series that would otherwise be required to amend such right, power, preference, or other term.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**5** : Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**6** : Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Requisite Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in the Investors' Rights Agreement, dated on or about the Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time, to the extent required by such provision and if the

Preferred Director is then serving. Until the earliest of (i) the Mandatory Conversion Time, (ii) such time as no Preferred Stock is otherwise outstanding, or (iii) such time that no holder of Preferred Stock is entitled to elect a Preferred Director, any committee of the Board of Directors shall include any then-serving Preferred Director who wishes to serve on such committee, unless the sole purpose of the committee is to consider a matter where such Preferred Director has a conflict of interest, as reasonably determined by the Board of Directors, or such Preferred Director chooses not to serve or has otherwise recused himself or herself from such committee.

**7** : Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**8** : Meetings of stockholders may be held within or outside of the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside of the State of Delaware at such place or places or in such manner or manners as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**9** : To the fullest extent permitted by law, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any amendment, repeal or elimination of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of, or increase the liability of any director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to, such amendment, repeal or elimination.

**10** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

**11** : The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an officer or employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, in addition to any other vote required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

**12** : Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine or that otherwise relates to the internal affairs of the Corporation, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

**13** : If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**3.** That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

**4.** That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

* * *

[Signature Page Follows]

**IN WITNESS WHEREOF**, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on February 24, 2025.

DocuSigned by:
Jason Seawall
1333766892ED49C...

By:______________________________
Name: Jason Seawall
Title: Chief Executive Officer

# NUMURUS, INC.

## AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**"), is effective as of February 25, 2025, by and among Numurus, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below and together with the Investors, the "**Stockholders**").

## RECITALS

**WHEREAS**, the Company and certain of the Investors are parties to that certain Series Seed-4 Preferred Stock Subscription Agreement of even date herewith by and among the Company and such Investors (as amended from time to time, the "***Purchase Agreement***").

**WHEREAS**, the parties are entering into this Agreement in connection with the Purchase Agreement in order to set forth certain understandings and agreements among them as set forth herein and to amend and restate that certain Investors' Rights Agreement dated as of January 1, 2025 (the "***Prior Agreement***") to read in its entirety as set forth herein.

**NOW, THEREFORE**, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investors agree as follows:

Definitions. For purposes of this Agreement:

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Certificate of Incorporation**" means the Company's Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time.

1.4 "**Common Stock**" means shares of the Company's common stock, par value [$0.0001] per share.

1.5 "**Competitor**" means a Person, engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the development of edge artificial intelligence and automation solutions, but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

1.6 "**Deemed Liquidation Event**" shall have the meaning ascribed to it in the Company's Certificate of Incorporation, as in effect on the date of this Agreement and regardless of the date on which such event occurs.

1.7 “**Derivative Securities**” means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.8 “**Direct Listing**” means the initial listing of the Common Stock (or other equity securities of the Company) on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Company with the SEC, without a related underwritten offering of such Common Stock (or other equity securities).

1.9 “**Exchange Act**” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.10 “**GAAP**” means generally accepted accounting principles in the United States as in effect from time to time.

1.11 “**Holder**” means any holder of Registrable Securities who is a party to this Agreement.

1.12 “**Immediate Family Member**” means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

1.13 “**Investors**” means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.1, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.9.

1.14 “**IPO**” means the Company’s first underwritten public offering of its Common Stock under the Securities Act.

1.15 “**Key Holders**” means the persons named on Schedule B hereto and each person to whom the rights of a Key Holder are assigned pursuant to Section 6.1.

1.16 “**Major Investor**” means any Investor that, individually or together with such Investor’s Affiliates, holds at least 2,731,200 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.17 “**New Securities**” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18 “**Person**” means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.19 **“Preferred Director**” means any director of the Company that the holders of record of the Series Seed-3 Preferred Stock are entitled to elect, exclusively and as a separate class, pursuant to the Certificate of Incorporation.

1.20 “**Preferred Stock**” means, collectively, shares of the Company’s Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock.

1.21 "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, held by the Investors from time to time; (iii) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Sections 3.1, 3.2, 4.1 and 6.6; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1.

1.22 "**Registrable Securities then outstanding**" means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.23 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.24 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.25 "**SEC**" means the Securities and Exchange Commission.

1.26 "**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.27 "**Series Seed-1 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.0001 per share.

1.28 "**Series Seed-2 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.0001 per share.

1.29 "**Series Seed-3 Preferred Stock**" means shares of the Company's Series Seed-1 Preferred Stock, par value $0.0001 per share.

1.30 "**Series Seed-4 Preferred Stock**" means shares of the Company's Series Seed-4 Preferred Stock, par value $0.0001 per share.

2. Registration Rights. If the Company issues securities in a subsequent equity financing (the "**Subsequent Financing**") that provide registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to shares of Preferred Stock. In connection with the Subsequent Financing the Investors will execute and deliver to the Company all of the transaction documents related to the Subsequent Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of securities in the Subsequent Financing, and (ii) have customary exceptions to any drag-along applicable to the Investors, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investors.

3. Information Rights.

Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor:

(a) as soon as practicable, but in any event within 180 days after the end of each fiscal year of the Company (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) a statement of stockholders' equity as of the end of such year;

(b) as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments; and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, the Company's Approved Annual Budget (as defined below); and

(d) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 3.1(f) to provide information (i) that the Company reasonably determines in good faith to be a trade secret or similar highly confidential information; or (ii) the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between the Company and its counsel.

Notwithstanding anything else in this Section 3.1 to the contrary, the Company may cease providing the information set forth in this Section 3.1 during the period starting with the date 60 days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this Section 3.1 shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

Inspection. The Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 3.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

Termination of Information Rights. The covenants set forth in Sections 3.1 and 3.2 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or Direct Listing, as applicable; (ii) with respect to any Investor that is or becomes a Sanctioned Party, for so long as such Investor is a Sanctioned Party; or (iii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iv) upon the closing of a Deemed Liquidation Event, whichever event occurs first; provided, that, with respect to clause (iv), the covenants set forth in Section 3.1 shall only terminate if the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or if the Investors receive financial information from the acquiring company or other successor to the Company comparable to those set forth in Section 3.1.

Confidentiality. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company (including notice of the Company's intention to file a registration statement), unless such confidential information (a) is known or becomes known to the public in general (other than as a result of a breach of this Section 3.5 by such Investor), (b) is or has been independently developed or conceived by such Investor without use of the Company's confidential information, or (c) is or has been made known or disclosed to such Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that an Investor may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 3.5; (iii) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Investor in the ordinary course of business, provided that such Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (iv) as may otherwise be required by law, regulation, rule, court order or subpoena, provided that such Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.

4. Rights to Future Stock Issuances.

Right of First Offer. Subject to the terms and conditions of this Section 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself and (ii) its Affiliates provided that each such Affiliate or (x) is not a Competitor unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, and (y) agrees to enter into this Agreement and the Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein (the "**Voting Agreement**"), as an "**Investor**" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Sections 3.1, 3.2 and 4.1 hereof) and provided that the Company shall not be obligated to offer or sell any New Securities to any person or entity that is a Sanctioned Party.

(a) The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b) By notification to the Company within 20 days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock then held by such Major Investor (including all shares of Common Stock then issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held by such Major Investor) bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Preferred Stock and any other Derivative Securities then outstanding). At the expiration of such 20 day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the ten-day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 4.1(b) shall occur within the later of 120 days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Section 4.1(c).

(c) If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 4.1(b), the Company may, during the 120 day period following the expiration of the periods provided in Section 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within 30 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Section 4.1.

(d) The right of first offer in this Section 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Certificate of Incorporation) and (ii) shares of Common Stock issued in the IPO.

Termination. The covenants set forth in Section 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or Direct Listing, as applicable, or (ii) upon the closing of a Deemed Liquidation Event in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities, or if the Investors receive participation rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 4 whichever event occurs first.

5. Additional Covenants.

Insurance. The Company shall obtain, within 90 days of the date hereof, from financially sound and reputable insurers, Directors and Officers liability insurance in an amount and on terms and conditions approved by the Board of Directors of and will use commercially reasonable efforts to cause such insurance policies to be maintained until such time as the Board of Directors determines that such insurance should be discontinued.

Employee Agreements. Unless otherwise approved by the Board of Directors, the Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure, proprietary rights assignment agreement and, to the extent legally permissible, non-competition and non-solicitation agreement. In addition, the Company shall not amend, modify, terminate, waive, or otherwise alter, in whole or in part, any of the above-referenced agreements or any restricted stock agreement between the Company and any employee, without the consent of the Board of Directors.

Employee Stock. Unless otherwise approved by the Board of Directors, all future employees of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four year period, with the first 25% of such shares vesting following 12 months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following 36 months, and (ii) a customary market stand-off provision. Without the prior approval by the Board of Directors, the Company shall not amend, modify, terminate, waive or otherwise alter, in whole or in part, any stock purchase, stock restriction or option agreement with any existing employee or service provider if such amendment would cause it to be inconsistent with this Section 5.3. In addition, unless otherwise approved by the Board of Directors, the Company (x) shall not offer, allow or agree to any acceleration of vesting for its employees or consultants, and (y) shall retain (and not waive) a "right of first refusal" on employee transfers until the earlier of the Company's IPO or Direct Listing, as applicable, and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

Qualified Small Business Stock. The Company shall use commercially reasonable efforts to refrain from taking any action that could reasonably be expected to cause the shares of Preferred Stock, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Internal Revenue Code (the "**Code**"), to fail to qualify as "qualified small business stock" as defined in Section 1202(c) of the Code; provided, however, that such requirement shall not be applicable if the Board of Directors determines, in its good-faith business judgment, that such qualification is inconsistent with the best interests of the Company. The Company shall submit to its stockholders (including the Investors) and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code.

Board Matters. The Company shall reimburse the non-employee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

Annual Budget. The Company shall, at least 30 days before the end of each fiscal year, prepare an annual budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months (the "**Budget**"). The Company shall submit the Budget to the Board of Directors for approval and the Budget, as may be revised by the Board of Directors, shall be approved by the Board of Directors ("**Approved Annual Budget**").

Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Certificate of Incorporation, or elsewhere, as the case may be.

Indemnification Matters. The Company hereby acknowledges that the Preferred Director may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "**Investor Indemnitors**"). The Company hereby agrees (a) that it is the indemnitor of first resort (*i.e.*, its obligations to the Preferred Director are primary and any obligation of the Investor Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Preferred Director are secondary), (b) that it shall be required to advance the full amount of expenses incurred by such Preferred Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Preferred Director to the extent legally permitted and as required by the Certificate of Incorporation or Bylaws of the Company (or any agreement between the Company and such Preferred Director), without regard to any rights such Preferred Director may have against the Investor Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Investor Indemnitors from any and all claims against the Investor Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Investor Indemnitors on behalf of any such Preferred Director with respect to any claim for which such Preferred Director has sought indemnification from the Company shall affect the foregoing and the Investor Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Preferred Director against the Company. The Preferred Directors and the Investor Indemnitors are intended third-party beneficiaries of this Section 5.9 and shall have the right, power and authority to enforce the provisions of this Section 5.9 as though they were a party to this Agreement.

Termination of Covenants. The covenants set forth in this Section 5, except for Sections 5.8, and 5.9(a), shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO or Direct Listing, as applicable; (ii) upon a Deemed Liquidation Event, whichever event occurs first.

6. Miscellaneous.

Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; or (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, and (z) such assignee is not a Sanctioned Party. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B (as applicable) hereto, or (as to the Company) to the address set forth on the signature page hereto, or in any case to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, WA 98101, Attention: Ben Straughan (BStraughan@perkinscoie.com).

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in such stockholder's electronic mail address, and that failure to do so shall not affect the foregoing.

Amendments and Waivers. Any term of this Agreement may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided further that any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party. For the avoidance of doubt, Registrable Securities do not include any shares held by a person or entity that is a Sanctioned Party. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction), provided further that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions, and (b) Sections 3.1, 3.2, and 4 and any other section of this Agreement applicable to the Major Investors (including this clause (b) of this Section 6.6) may be amended, modified, terminated or waived with only (and only with) the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding and held by the Major Investors. Further, this Agreement may not be amended, modified or terminated, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the Investors hereunder, without also the written consent of the holders of a majority of the Registrable Securities held by the Key Holders. Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 6.9. The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, modification, termination, or waiver effected in accordance with this Section 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Severability. In case any provision contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

Aggregation of Stock; Apportionment. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

Dispute Resolution.

Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association ("**AAA**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by AAA. The arbitration shall take place in Seattle, Washington, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Washington Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Western District of Washington or any court of the State of Washington having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

COMPANY: Numurus, Inc.

By: ______________________
Name: Jason Seawall
Title: CEO
Address:
909 Boat Street, Suite 304
Seattle, WA 98105
Email: jseawall@numurus.com

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

INVESTORS:

By:________________________________________

## SCHEDULE A

## INVESTORS

Ashley McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.785.4522
ashmckissick921@gmail.com

Ben Rush
1523 39th Ave E,
Seattle WA 98112
206.452.9083
brush701@gmail.com

Chris Weber
6034 43rd St NE,
Seattle, WA 98115
949.637.4155
chris@casaba.com

Dallas Meggitt
11931 Maplewood Ave,
Edmonds, WA 98026
425.743.1282
dmeggitt@soundandsea.com

David Martin
1117 Minor Ave,
Seattle, WA 98101
206.673.1213
info@martin-zambito.com

Deborah Ritcher
Po Box 1467,
Montpelier, VT 05601
802.371.7754
debterry@sover.net

Dominic Zambito
1117 Minor Ave,
Seattle, WA 98101
206.673.1203
dazdominic@gmail.com

Gareth Coad
11327 Exeter Ave NE
Seattle WA, 98125
206.549.2514
garethcoad@gmail.com

James Doran
95 Hanks Hill Rd
Strrs, CT. 06268
412.337.6031
jamesdoranmd@yahoo.com

Jennifer Baldwin
1 peppergrass Rd,
Cape Elizabeth, ME 04107
207.809.9667
doranmaine@gmail.com

Nancy Gray
14512 NE184th Place,
Woodinville, WA 98072
206.910.5618
nancygray.nanners@gmail.com

John Gaudet
2610 Upton St S,
Gulfport, FL 33711
727.729.9661
jgaudet@surpassa.com

John Kucewicz
2832 NW 67th St,
Seattle, WA 98117
206.290.0477
jkucewicz@outlook.com

John Lowrance
3900 W Hooker St,
Seattle WA 98103 (Both)
206.849.7236 (Both)
Investor: johnnymac3900@gmail.com
Joint Investor: mrssashimi@gmail.com"

Jonathan Baldwin
1 Peppergrass Rd,
Cape Elizabeth, ME 04107
207.274.4519
JRB802@gmail.com

Jonathan Doran
5-2177 Lincoln Ave,
Montreal, Quebec H3H 1J2, Canada
514.659.7496
patcamp93@gmail.com

Matthew Burdyny
11 Sand Cove Court,
The Woodlands, TX, 77381
858.208.8134
burdyny@gmail.com

Mike Schnippering
2610 Upton St S,
Gulfport, FL 33711
727.322.8030
mschnippering@surpassa.com

Rose-Marie Seawall
5900 Shore Blvd S, Unit 212,
Gulfport FL 33707
727.385.7083
rmseawall.47@gmail.com

Ryan Seawall
11509 Vale Rd,
Oakton, VA 22124
703.508.1907
ryanseawall@gmail.com

Shanif Merchant
518 Preakness Ct,
Danville, CA 94506
925.549.5799
shanif.merchant@gmail.com

Stephenie Shambaugh
10023 39th Ave NE,
Seattle, WA 98125
206.658.5210
steph.shambaugh@gmail.com

Tokusui America
1111-10th Ave E, Apt 13,
Seattle WA 98102
206.920.5888
tokusuiamerica@gmail.com

**SCHEDULE B**

**KEY HOLDERS**

Ian McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.320.8218
ian.mckissick@gmail.com

Jason Seawall
834 NE 89th St,
Seattle, WA 98115
206.200.2924
jay.seawall@gmail.com

Josh Maximoff
102 Joseph Dr.
Greeneville, TN 37743
425.686.0731
josh.maximoff@gmail.com

Tim Kearns
6523 California Ave SW, PMB254,
Seattle, WA, 98136
206.495.2242
tim@oceirin.ca

Nancy Gray
14512 NE 184th Place
Woodinville, WA 98072
nancygray.nanners@gmail.com

**NUMURUS, INC.**

**AMENDED AND RESTATED**
**RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT**

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is effective as of February 25, 2025, by and among Numurus, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

**RECITALS**

**WHEREAS**, each Investor is the beneficial owner of the number of shares of capital stock of the Company;

**WHEREAS**, each Key Holder is the beneficial owner of the number of shares of capital stock of the Company;

**WHEREAS**, in connection with entering into that certain Series Seed-4 Preferred Stock Subscription Agreement of even date herewith (the "***Purchase Agreement***"), pursuant to which certain parties thereto are acquiring shares of the Company's Series Seed-4 Preferred Stock (as defined in the Certificate of Incorporation), the Company, the Major Investors and the Key Holders are entering into this Agreement to amend and restate that certain Right of First Refusal and Co-Sale Agreement dated as of January 1, 2025 (the "***Prior Agreement***") to read in its entirety as set forth herein.

**NOW, THEREFORE,** in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Key Holders and the Major Investors agree as follows:

1. <u>Definitions</u>.

1.1 "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

1.2 "**Board of Directors**" means the board of directors of the Company.

1.3 "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.4 "**Certificate of Incorporation**" means the Company's certificate of incorporation then in effect.

1.5 "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company.

1.6 "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.7 "**Company Notice**" means written notice from the Company notifying the selling Key Holders and each Investor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.8 "**Deemed Liquidation Event**" has the meaning ascribed to it in the Certificate of Incorporation.

1.9 "**Investor Notice**" means written notice from any Investor notifying the Company and the selling Key Holder(s) that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.10 "**Investors**" means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Section 6.9, and each person who hereafter becomes a party to this Agreement pursuant to Section 6.11; provided, however, that any such person shall cease to be considered an Investor for purposes of this Agreement if at any time such person ceases to be a Major Investor (as such term is defined in that certain Investors Rights Agreement, of even date herewith).

1.11 "**Key Holders**" means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Section 3.1, each person who hereafter becomes a party to this Agreement pursuant to Section 6.9 or 6.17 and any one of them, as the context may require.

1.12 "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

1.13 "**Preferred Stock**" means, collectively, all shares of Series Seed-1, Series Seed-2, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock.

1.14 "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.15 "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.16 "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.17 "**Qualified Direct Listing**" has the meaning ascribed to it in the Certificate of Incorporation.

1.18 "**Right of Co-Sale**" means the right, but not an obligation, of an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.19 "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20 "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

1.21 "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

1.22 "**Secondary Notice**" means written notice from the Company notifying the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of any Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.23 "**Secondary Refusal Right**" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.24 "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.25 "**Undersubscription Notice**" means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2. Agreement Among the Company, the Investors and the Key Holders.

2.1 Right of First Refusal.

(a) Grant. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to include in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b) Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than 45 days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Key Holder Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder and the Investors within 15 days after delivery of the Proposed Transfer Notice specifying the number of shares of Transfer Stock to be purchased by the Company. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 2.1(a) and this Section 2.1(b).

(c) Grant of Secondary Refusal Right to the Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 2.1(c). If the Company does not provide the Company Notice exercising its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor to that effect no later than 15 days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d) Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors pursuant to Sections 2.1(b) and (c) with respect to some but not all of the Transfer Stock by the end of the ten day period specified in the last sentence of Section 2.1(c) (the "**Investor Notice Period**"), then the Company shall, within five days after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Section 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Section 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e) Forfeiture of Rights. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company and the Investors have agreed to purchase in the Company Notice, Investor Notices and Undersubscription Notices is less than the total number of shares of Transfer Stock, then the Company and the Investors shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Key Holder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditions set forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale or transfer shall be subject to the other terms and restrictions of this Agreement, including, without limitation, the terms and restrictions set forth in Sections 2.2 and 6.9(b); (ii) any future Proposed Key Holder Transfer shall remain subject to the terms and conditions of this Agreement, including this Section 2; and (iii) such sale shall be consummated within 45 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 45 day period, such sale shall again become subject to the Right of First Refusal and Secondary Refusal Right on the terms set forth herein.

(f) Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Board of Directors and as set forth in the Company Notice. If the Company or any Investor for any reason cannot or does not wish to pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer; and (ii) 45 days after delivery of the Proposed Transfer Notice.

2.2 Right of Co-Sale.

(a) Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Section 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Section 2.2(b) below and, subject to Section 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within 15 days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(b) Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer (including any shares that such Participating Investor has agreed to purchase pursuant to the Secondary Refusal Right) and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer (including any shares that all Participating Investors have collectively agreed to purchase pursuant to the Secondary Refusal Right), plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Section 2.2.

(d) Allocation of Consideration.

(i) Subject to Section 2.2(d)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Section 2.2(b), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Sections 2.1 and 2.2 of Article Fourth, Part B of the Certificate of Incorporation as if (A) such transfer were a Deemed Liquidation Event, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Section 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Section 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with the first sentence of Section 2.2(d)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Section 2.2(e).

(f) Additional Compliance. If any Proposed Key Holder Transfer is not consummated within 60 days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 2.2.

2.3 Effect of Failure to Comply.

(a) Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b) Violation of First Refusal Right. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Investor under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor (or request that the Company effect such transfer in the name of an Investor) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

(c) Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Investor who desires to exercise its Right of Co-Sale under Section 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Participating Investor the type and number of shares of Capital Stock that such Participating Investor would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 2.2. The sale will be made on the same terms, including, without limitation, as provided in Section 2.2(d)(i) and the first sentence of Section 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within 90 days after the Participating Investor learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Section 2.2. Such Key Holder shall also reimburse each Participating Investor for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Investor's rights under Section 2.2.

3. Exempt Transfers.

Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 and 2.2 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge, or (d) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during such person's lifetime or on death by will or intestacy to such person's spouse, including any life partner or similar statutorily-recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or such person's spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other person approved by the Board of Directors, or any custodian or trustee of any trust, partnership, limited liability company or other corporate entity for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; or (e) to the sale by the Key Holder of up to 5% of the Transfer Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement (including any agreement of which this Agreement is a direct or indirect amendment or restatement); provided that in the case of clause(s) (a), (c), (d) or (e), the Key Holder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such Transfer, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board of Directors, directly or indirectly competes with the Company; (b) any customer, distributor or supplier of the Company, if the Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier; (c) any Foreign Person that pursuant to any such transfer would acquire any DPA Triggering Rights, unless otherwise approved by the Board of Directors; or (d) any person or entity that is a Sanctioned Party.

Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 to enforce the provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to a Public Offering, the registration by the Company of shares of its Common Stock or any other equity securities on a registration statement (other than a Form S-8), and ending on the date specified by the managing underwriter or the Company, as applicable (such period not to exceed 180 days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in applicable FINRA rules, or any successor provisions or amendments thereto), (a) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (or other equity securities of the Company) or any securities convertible into or exercisable or exchangeable (directly or indirectly) for such Common Stock (or other equity securities) held or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement or to the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not permit transfers during the restricted period. The Company's underwriters are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters that are consistent with this Section 5 or that are necessary to give further effect thereto. In the event a Key Holder is or becomes party to a lock-up or market standoff agreement with the Company or any third party beneficiary of this Section 5.1 that contains terms that are more restrictive to the Key Holder, the Key Holder agrees that the Key Holder shall be subject to the more restrictive terms and compliance therewith shall be deemed compliance herewith.

Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

Survival. Unless and only to the extent otherwise superseded by an underwriting agreement entered into in connection with the underwritten Public Offering, the obligations of the Key Holders under this Section 5 shall survive the termination of this Agreement or any provision(s) of this Agreement.

6. Miscellaneous.

Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's initial Public Offering ("**IPO**") or Qualified Direct Listing, as applicable, and (b) the consummation of a Deemed Liquidation Event.

Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

Dispute Resolution.

Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association ("AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by AAA. The arbitration shall take place in Seattle, Washington, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Washington Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Western District of Washington or any court of the State of Washington having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.5 Notices.

(a) All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be sent to 909 NE Boat Street, Suite 304, Seattle, WA 98105; and a copy (which copy shall not constitute notice) shall also be sent to Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, WA 98101, Attention: Ben Straughan (BStraughan@perkinscoie.com).

(b) Consent to Electronic Notice. Each party to this Agreement consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such party's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party to this Agreement agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants, and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of Preferred Stock then held by the Investors (voting as a single separate class and on an as-converted basis); provided that the Company may in its sole discretion waive compliance with any provision of this Agreement if observance of the terms would cause the Company or any Investor to be in violation of applicable Sanctions. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor without the written consent of such Investor, if such amendment, modification, termination or waiver would adversely affect the rights of such Investor in a manner disproportionate to any adverse effect such amendment, modification, termination or waiver would have on the rights of the other Investors under this Agreement, and (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

6.9 Assignment of Rights.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company and the Investors, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate, or (ii) to an assignee or transferee who acquires at least the number of shares of Capital Stock to qualify as a Major Investor, it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d) Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) 1% or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

Sanctions. For the avoidance of doubt, at any time that a Person is or becomes a Sanctioned Party, all rights granted to the Person under this Agreement, including, without limitation, any right to purchase any Capital Stock, will be immediately suspended for so long as such Person is a Sanctioned Party or until authorization is issued by a relevant government authority as required by applicable Sanctions.

Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

COMPANY: Numurus, Inc.

By: ______________________
Name: Jason Seawall
Title: CEO
Address:
909 Boat Street, Suite 304
Seattle, WA 98105
Email: jseawall@numurus.com

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTORS: Name:

By:__________________________________________

## SCHEDULE A

## INVESTORS

Ashley McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.785.4522
ashmckissick921@gmail.com

Ben Rush
1523 39th Ave E,
Seattle WA 98112
206.452.9083
brush701@gmail.com

Chris Weber
6034 43rd St NE,
Seattle, WA 98115
949.637.4155
chris@casaba.com

Dallas Meggitt
11931 Maplewood Ave,
Edmonds, WA 98026
425.743.1282
dmeggitt@soundandsea.com

David Martin
1117 Minor Ave,
Seattle, WA 98101
206.673.1213
info@martin-zambito.com

Deborah Ritcher
Po Box 1467,
Montpelier, VT 05601
802.371.7754
debterry@sover.net

Dominic Zambito
1117 Minor Ave,
Seattle, WA 98101
206.673.1203
dazdominic@gmail.com

Gareth Coad
11327 Exeter Ave NE
Seattle WA, 98125
206.549.2514
garethcoad@gmail.com

James Doran
95 Hanks Hill Rd
Strrs, CT. 06268
412.337.6031
jamesdoranmd@yahoo.com

Jennifer Baldwin
1 peppergrass Rd,
Cape Elizabeth, ME 04107
207.809.9667
doranmaine@gmail.com

Nancy Gray
14512 NE184th Place,
Woodinville, WA 98072
206.910.5618
nancygray.nanners@gmail.com

John Gaudet
2610 Upton St S,
Gulfport, FL 33711
727.729.9661
jgaudet@surpassa.com

John Kucewicz
2832 NW 67th St,
Seattle, WA 98117
206.290.0477
jkucewicz@outlook.com

John Lowrance
3900 W Hooker St,
Seattle WA 98103 (Both)
206.849.7236 (Both)
Investor: johnnymac3900@gmail.com
Joint Investor: mrssashimi@gmail.com"

Jonathan Baldwin
1 Peppergrass Rd,
Cape Elizabeth, ME 04107
207.274.4519
JRB802@gmail.com

Jonathan Doran
5-2177 Lincoln Ave,
Montreal, Quebec H3H 1J2, Canada
514.659.7496
patcamp93@gmail.com

Matthew Burdyny
11 Sand Cove Court,
The Woodlands, TX, 77381
858.208.8134
burdyny@gmail.com

Mike Schnippering
2610 Upton St S,
Gulfport, FL 33711
727.322.8030
mschnippering@surpassa.com

Rose-Marie Seawall
5900 Shore Blvd S, Unit 212,
Gulfport FL 33707
727.385.7083
rmseawall.47@gmail.com

Ryan Seawall
11509 Vale Rd,
Oakton, VA 22124
703.508.1907
ryanseawall@gmail.com

Shanif Merchant
518 Preakness Ct,
Danville, CA 94506
925.549.5799
shanif.merchant@gmail.com

Stephenie Shambaugh
10023 39th Ave NE,
Seattle, WA 98125
206.658.5210
steph.shambaugh@gmail.com

Tokusui America
1111-10th Ave E, Apt 13,
Seattle WA 98102
206.920.5888
tokusuiamerica@gmail.com

**SCHEDULE B**

**KEY HOLDERS**

Ian McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.320.8218
ian.mckissick@gmail.com

Jason Seawall
834 NE 89th St,
Seattle, WA 98115
206.200.2924
jay.seawall@gmail.com

Josh Maximoff
102 Joseph Dr.
Greeneville, TN 37743
425.686.0731
josh.maximoff@gmail.com

Tim Kearns
6523 California Ave SW, PMB254,
Seattle, WA, 98136
206.495.2242
tim@oceirin.ca

Nancy Gray
14512 NE 184th Place
Woodinville, WA 98072
nancygray.nanners@gmail.com

**NUMURUS, INC.**

**AMENDED AND RESTATED VOTING AGREEMENT**

THIS AMENDED AND RESTATED VOTING AGREEMENT (this "**Agreement**") is effective as of February 25, 2025, by and among Numurus, Inc., a Delaware corporation (the "**Company**"), the Investors (as defined below) and the Key Holders (as defined below).

**RECITALS**

**WHEREAS**, each Investor is the beneficial owner of the number of shares of capital stock of the Company;

**WHEREAS**, each Key Holder is the beneficial owner of the number of shares of capital stock of the Company;

**WHEREAS**, in connection with entering into that certain Series Seed-4 Preferred Stock Subscription Agreement of even date herewith (the "***Purchase Agreement***"), pursuant to which certain parties thereto are acquiring shares of the Company's Series Seed-4 Preferred Stock (as defined in the Certificate of Incorporation), the Company, the Major Investors and the Key Holders are entering into this Agreement to amend and restate that certain Right of First Refusal and Co-Sale Agreement dated as of January 1, 2025 (the "***Prior Agreement***") to read in its entirety as set forth herein.

**NOW, THEREFORE,** in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Key Holders and the Major Investors agree as follows:

1. Voting Provisions Regarding the Board.

1.1 Definitions. For purposes of this Agreement:

(a) "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer, director or trustee of such Person, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one or more general partners, managing members or investment advisers of, or shares the same management company or investment adviser with, such Person.

(b) "**Certificate of Incorporation**" means the Company's Certificate of Incorporation then in effect.

(c) "**Investors**" means the persons named on Schedule A hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(a) and each person to whom the rights of an Investor are assigned pursuant to Section 7.2.

(d) "**Key Holders**" means the persons named on Schedule B hereto, each person who hereafter becomes a party to this Agreement pursuant to Section 7.1(b) and each person to whom the rights of a Key Holder are assigned pursuant to Section 7.2.

(e) "**Person**" means any individual, corporation, partnership, trust, limited liability company, association, or other entity.

(f) "**Preferred Stock**" means, collectively, all shares of Series Seed-1, Series Seed-2, Series Seed-3 Preferred Stock, and Series Seed-4 Preferred Stock.

(g) A "**Qualified Key Holder**" is a Key Holder and (i) if an individual, is providing services to the Company as an employee or consultant (excluding service solely as member of the Board) and (ii) if an entity, is owned or controlled by an individual providing services to the Company as an employee or consultant (excluding service solely as member of the Board).

(h) "**Sanctioned Party**" means any Person: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive Sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("**Restricted Countries**")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, or United Kingdom, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK's Consolidated Sanctions List (collectively, "**Designated Parties**"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such Person is are prohibited pursuant to applicable Sanctions.

(i) "**Sanctions**" means applicable laws and regulations pertaining to trade and economic sanctions administered by the United States.

(j) "**Shares**" shall mean and include any securities of the Company that the holders of which are entitled to vote for members of the Board, including, without limitation, all shares of Common Stock and Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

(k) "**Stockholders**" means the Investors, and the Key Holders, and each other stockholder of the Company that becomes party to this Agreement that is not an Investor or Key Holder (which other stockholders shall be set forth on Schedule C to this Agreement).

(l) Any reference in this Agreement to "**vote**" or "**voting**" or similar language shall include, without limitation, action by written consent of the stockholders.

1.2 Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 5, the following persons shall be elected to the Board:

(a) As a Preferred Director, one person designated from time to time by Tokusui America Inc. ("**Tokusui**"), for so long as Tokusui and its Affiliates (i) continue to beneficially own an aggregate of at least 2,731,200 shares of Preferred Stock, which number is subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like and (ii) are not Sanctioned Parties, which individual as of the date of this Agreement is Ryan Mackey;

(b) As a Common Director, one individual who is designated by Qualified Key Holders holding a majority of the shares of Common Stock held by Qualified Key Holders, for so long as any Qualified Key Holder holds any shares of Common Stock, which individual as of the date of this Agreement is Jonathan Doran;

(c) For so long as Jason Seawall or Ian McKissick (the "**Founders**"), or any of their Affiliates, hold any capital stock in the Company, one person designated by of the Founders (the "**Founder Director**"), which individual as of the date of this Agreement is Jason Seawall.

For clarity, to the extent that the election of a Director pursuant to any of foregoing clauses (a) and (b) above shall not be applicable, or shall cause the Company to violate applicable Sanctions, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Certificate of Incorporation.

1.3 Failure to Designate a Director Candidate; Vacancies. In the absence of any designation from the Person(s) with the right to designate a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of the Board and/or the Company's stockholders, as applicable, of an individual to serve as a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above.

1.4 Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a) a director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, shall be promptly removed from office upon the occurrence of any of the following: (i) written request of any Person(s) who would be entitled to designate a replacement for such director pursuant to Section 1.2 to remove such director; (ii) written request of stockholders that hold the requisite votes to approve a replacement for such director pursuant to Section 1.2 to remove such director; (iii) if such director is no longer entitled or eligible to occupy such Board seat pursuant to the applicable conditions of Section 1.2; or (v) either the Director or the Person or Entity entitled to designate the Director is a Sanctioned Party;

(b) no director elected or serving pursuant to Section 1.2, or reelected pursuant to Section 1.3, may be removed from office other than for cause unless (i) such removal is made in accordance with Section 1.4(a); or (ii) the applicable subsection of Section 1.2 is no longer in effect pursuant to its terms.

1.5 Stockholder Action. All Stockholders agree to execute any written consents required to perform the obligations of this Section 1, and the Company agrees to call a special meeting of stockholders for the purpose of electing, removing or replacing directors upon the written request of (i) any Person entitled to designate a director or (ii) the holders of the requisite number of shares of capital stock entitled to approve a director candidate pursuant to Section 1.2.

1.6 No Liability for Election of Designated or Approved Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. Drag-Along Right.

3.1 Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Certificate of Incorporation.

3.2 Actions to be Taken. In the event that (i) the holders of at least *a majority* of the shares of Common Stock then issued or issuable upon conversion of the then-outstanding shares of Preferred Stock (the "**Selling Investors**"); (ii) the holders of a majority of the then outstanding shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock) held by Qualified Key Holders voting as a separate class (collectively, (i) and (ii) are the "**Electing Holders**") and (iii) the Board; approve a Sale of the Company (which approval of the Electing Holders must be in writing), specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Section 3.3 below, each Stockholder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and approve, such Sale of the Company (together with any related amendment or restatement to the Certificate of Incorporation required to implement such Sale of the Company) and the related definitive agreement(s) pursuant to which the Sale of the Company is to be consummated and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Section 3.3 below, on the same terms and conditions as the other stockholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, (i) executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, any reasonably customary release agreement in the capacity of a securityholder, termination of investment related documents, accredited investor forms, documents evidencing the removal of board designees as power of attorneys or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents and (ii) providing any information reasonably necessary for any public filings with the Securities and Exchange Commission in connection with the Sale of the Company;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from (i) exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company, or (ii) asserting any claim or commencing, joining or participating in any way (including, without limitation, as a member of a class in any action, suit or proceeding challenging the Sale of the Company, this Agreement, consummation of the transactions contemplated in connection with the Sale of the Company or this Agreement, without limitation, (x) challenging the validity of, or seeking to enjoin the operation of, or the definitive agreement(s) with respect to such Sale of the Company or (y) alleging a breach of any fiduciary duty of the Selling Investors or any Affiliate or associate thereof, directors of the Company or the acquirer(s) (including, without limitation, aiding and abetting breach of fiduciary duty) in connection with the Sale of the Company or any action taken thereby with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"), the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative, within the scope of the Stockholder Representative's authority, in connection with its service as the Stockholder Representative, absent fraud, bad faith, gross negligence or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a Stockholder will not be required to comply with Section 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Stockholder in accordance with their respective terms; and

(iv) neither the execution and delivery of documents to be entered into by the Stockholder in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Stockholder's organizational documents) to which the Stockholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Stockholder;

(b) such Stockholder is not required to agree (unless such Stockholder is a Company officer, director, or employee) to any restrictive covenant in connection with the Proposed Sale (including, without limitation, any covenant not to compete or covenant not to solicit customers, employees or suppliers of any party to the Proposed Sale) or any release of claims other than a release in customary form of claims arising solely in such Stockholder's capacity as a stockholder of the Company;

(c) such Stockholder and its Affiliates are not required to amend, extend or terminate any contractual or other relationship with the Company, the acquirer or their respective Affiliates, except that the Stockholder may be required to agree to terminate the investment-related documents between or among such Stockholder, the Company and/or other stockholders of the Company;

(d) the Stockholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(e) liability shall be limited to such Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with such Proposed Sale in accordance with the provisions of the Certificate of Incorporation) of a negotiated aggregate indemnification amount that in no event exceeds the amount of consideration otherwise payable to such Stockholder in connection with such Proposed Sale in such person's capacity as a stockholder of the Company, except with respect to claims related to fraud by such Stockholder, the liability for which need not be limited as to such Stockholder; and

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Certificate of Incorporation or as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Section 3.3(f), if the consideration to be paid in exchange for the Shares held by the Stockholder pursuant to this Section 3.3(f) includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares held by the Stockholder, which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares held by the Stockholder.

3.4 Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless (a) all holders of Preferred Stock are allowed to participate in such transaction(s) and (b) the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction(s) were a Deemed Liquidation Event), unless the holders of at least the requisite percentage required to waive treatment of the transaction(s) as a Deemed Liquidation Event pursuant to the terms of the Certificate of Incorporation, elect to allocate the consideration differently by written notice given to the Company at least seven days prior to the effective date of any such transaction or series of related transactions.

3.5 Effect of Sanctioned Party Status. For clarity, if any Stockholder is a Sanctioned Party, such Stockholder will not be required to take any action described in Section 3.2, and will not be entitled to receive any benefit described in Section 3.3, if such action would cause the Company or any other party to violate applicable Sanctions. The Shares held by such Stockholders shall be disregarded for the purpose of calculating any voting threshold set forth in this Agreement.

4. Remedies.

4.1 Covenants of the Company. In addition to its obligations pursuant to Section 1.5 above, the Company covenants and agrees to call a special meeting of stockholders for the purposes of (a) increasing the number of authorized shares of Common Stock as contemplated by Section 2, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors in accordance with Section 3.3.

4.2 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer (each, a "**Proxyholder**"), and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, votes regarding the composition of the Board, votes to increase authorized shares and votes regarding any Sale of the Company, and hereby authorizes each of them to represent and vote, if and only if the party (i) fails to vote within five business days after request by the Company, (ii) is prohibited from voting due to Sanctions or other applicable laws, or (iii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election or removal of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of this Agreement or to take any action reasonably necessary to effect this Agreement. The power of attorney granted hereunder shall authorize each Proxyholder to execute and deliver any documentation required by this Agreement on behalf of any party failing to do so within five business days after request by the Company. Each of the proxy and power of attorney granted pursuant to this Section 4.2 is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction; provided that no party that is regulated as a bank holding company under the Bank Holding Company Act of 1956, as amended, shall have the right to enforce against any Stockholder any provisions of this Agreement that (a) requires a Stockholder to vote for or against any matter or (b) restricts or conditions the ability of a Stockholder to transfer its Shares. Each party to this Agreement agrees to use commercially reasonable efforts to cooperate in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance.

4.4 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5. "Bad Actor" and Sanctioned Party Matters.

5.1 Definitions. For purposes of this Agreement:

(a) "**Company Covered Person**" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(b) "**Disqualified Designee**" means any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

(c) "**Disqualification Event**" means a "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act or any event which results in a director designee becoming a Sanctioned Party.

(d) "**Rule 506(d) Related Party**" means, with respect to any Person, any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) under the Securities Act.

5.2 Representations.

(a) Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that (i) such Person has exercised reasonable care to determine whether any Disqualification Event is applicable to such Person, any director designee designated by such Person pursuant to this Agreement or any of such Person's Rule 506(d) Related Parties and (ii) no Disqualification Event is applicable to such Person, any Board member designated by such Person pursuant to this Agreement or, to such Person's knowledge, any of such Person's Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Notwithstanding anything to the contrary in this Agreement, each Investor makes no representation regarding any Person that may be deemed to be a beneficial owner of the Company's voting equity securities held by such Investor solely by virtue of that Person being or becoming a party to (x) this Agreement, as may be subsequently amended, or (y) any other contract or written agreement to which the Company and such Investor are parties regarding (1) the voting power, which includes the power to vote or to direct the voting of, such security; and/or (2) the investment power, which includes the power to dispose, or to direct the disposition of, such security.

(b) The Company hereby represents and warrants to the Investors that no Disqualification Event is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) is applicable.

5.3 Covenants. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement covenants and agrees (i) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee, (ii) to exercise reasonable care to determine whether any director designee designated by such person is a Disqualified Designee, (iii) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee, and (iv) to notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, or, to such Person's knowledge, to such Person's initial designee named in Section 1.2, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6. Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction), or Qualified Direct Listing (as defined in the Certificate of Incorporation); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Certificate of Incorporation, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; (c) termination of this Agreement in accordance with Section 7.8 below.

7. Miscellaneous.

7.1 Additional Parties.

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of such shares become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. Each such Person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement. The Company shall amend Schedule A to include such purchaser as an Investor and Stockholder, but failure to update Schedule A shall not negate such Investor's rights and obligations pursuant to this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock or options or warrants to purchase shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting 1% or more of the then outstanding capital stock of the Company (treating for this purpose all shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then the Company shall require such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and, if applicable, a Key Holder. Each such Person shall thereafter be deemed a Stockholder and, if applicable, a Key Holder for all purposes under this Agreement. The Company shall amend Schedule B to include such purchaser as a Key Holder, if applicable, and shall amend Schedule C to include such purchaser as a Stockholder, but failure to update Schedule B and/or Schedule C shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.2 Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognition of such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering a counterpart signature page in this Agreement, agreeing to be bound by and subject to the terms of this Agreement in the same capacity as the transferor. Upon the execution and delivery of a counterpart signature page to this Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Schedules to include such transferee as an Investor, Key Holder, and/or Stockholder, as applicable, but the Company's failure to update the Schedules to this Agreement shall not negate such Stockholder's rights and obligations pursuant to this Agreement.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties; provided, however, that the rights to designate members of the Board in Sections 1.2(a)-(b) are nontransferable (and shall not be binding upon or inure to the benefit of successors and assigns) other than pursuant to an amendment effected in accordance with Section 7.8 below. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing (including electronic mail as permitted in this Agreement) and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the Schedules to this Agreement, or (as to the Company) to the principal office of the Company and to the attention of the Chief Executive Officer, or, in any case, to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Perkins Coie LLP, 1201 Third Avenue, Suite 4900, Seattle, WA 98101, Attention: Ben Straughan (BStraughan@perkinscoie.com).

(b) Consent to Electronic Notice. Each Stockholder consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic mail pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address set forth below such Stockholder's name on the Schedules hereto, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic mail is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Stockholder agrees to promptly notify the Company of any change in its electronic mail address, and that failure to do so shall not affect the foregoing.

7.8 Consent Required to Amend, Modify, Terminate or Waive. This Agreement may be amended, modified or terminated (other than pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Qualified Key Holders holding a majority of the Shares then held by the Qualified Key Holders; and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors (voting together as a single class); provided that Shares held by a Sanctioned Party shall be disregarded for the purpose of the calculating the percentages set forth in this section. Notwithstanding the foregoing:

(a) this Agreement may not be amended, modified or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

(b) the provisions of Section 1.2(a) and this Section 7.8(b) may not be amended, modified, terminated or waived without the written consent of Tokusui America Inc. for so long as Tokusui America Inc. continues to have rights pursuant to Section 1.2(a);

(c) the provisions of Section 1.2(a) and this Section 7.8(c) may not be amended, modified, terminated or waived without the written consent of John Lowrance and Adele Maruo for so long as John Lowrance and Adele Maruo continues to have rights pursuant to Section 1.2(a);

(d) the provisions of Section 1.2(b) and this Section 7.8(d) may not be amended, modified, terminated or waived without the written consent of the Qualified Key Holders;

(e) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination, or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(f) the Schedules to this Agreement may be amended by the Company from time to time in accordance with Sections 7.1 and 7.2 without the consent of the other parties hereto; and

(g) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, modification, termination, or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, modification, termination or waiver. For purposes of this Section 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto) together with the Certificate of Incorporation constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between or among any of the parties are expressly canceled.

7.12 Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

> "THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates, instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Dividends and Recapitalizations. In the event of any issuance of Shares or the voting securities of the Company hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Section 7.12.

7.14 Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15 Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to carry out the intent of the parties hereunder.

7.16 Dispute Resolution.

Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association ("**AAA**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by AAA. The arbitration shall take place in Seattle, Washington, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Washington Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Western District of Washington or any court of the State of Washington having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE

ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.17 Costs of Enforcement. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.18 Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliates may apportion such rights as among themselves in any manner they deem appropriate.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

COMPANY: Numurus, Inc.

By: ______________________

Name: Jason Seawall

Title: CEO

Address:
909 Boat Street, Suite 304
Seattle, WA 98105
Email: jseawall@numurus.com

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

INVESTORS:

By:________________________________________

## SCHEDULE A

## INVESTORS

Ashley McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.785.4522
ashmckissick921@gmail.com

Ben Rush
1523 39th Ave E,
Seattle WA 98112
206.452.9083
brush701@gmail.com

Chris Weber
6034 43rd St NE,
Seattle, WA 98115
949.637.4155
chris@casaba.com

Dallas Meggitt
11931 Maplewood Ave,
Edmonds, WA 98026
425.743.1282
dmeggitt@soundandsea.com

David Martin
1117 Minor Ave,
Seattle, WA 98101
206.673.1213
info@martin-zambito.com

Deborah Ritcher
Po Box 1467,
Montpelier, VT 05601
802.371.7754
debterry@sover.net

Dominic Zambito
1117 Minor Ave,
Seattle, WA 98101
206.673.1203
dazdominic@gmail.com

Gareth Coad
11327 Exeter Ave NE
Seattle WA, 98125
206.549.2514
garethcoad@gmail.com

James Doran
95 Hanks Hill Rd
Strrs, CT. 06268
412.337.6031
jamesdoranmd@yahoo.com

Jennifer Baldwin
1 peppergrass Rd,
Cape Elizabeth, ME 04107
207.809.9667
doranmaine@gmail.com

Nancy Gray
14512 NE184th Place,
Woodinville, WA 98072
206.910.5618
nancygray.nanners@gmail.com

John Gaudet
2610 Upton St S,
Gulfport, FL 33711
727.729.9661
jgaudet@surpassa.com

John Kucewicz
2832 NW 67th St,
Seattle, WA 98117
206.290.0477
jkucewicz@outlook.com

John Lowrance
3900 W Hooker St,
Seattle WA 98103 (Both)
206.849.7236 (Both)
Investor: johnnymac3900@gmail.com
Joint Investor: mrssashimi@gmail.com"

Jonathan Baldwin
1 Peppergrass Rd,
Cape Elizabeth, ME 04107
207.274.4519
JRB802@gmail.com

Jonathan Doran
5-2177 Lincoln Ave,
Montreal, Quebec H3H 1J2, Canada
514.659.7496
patcamp93@gmail.com

Matthew Burdyny
11 Sand Cove Court,
The Woodlands, TX, 77381
858.208.8134
burdyny@gmail.com

Mike Schnippering
2610 Upton St S,
Gulfport, FL 33711
727.322.8030
mschnippering@surpassa.com

Rose-Marie Seawall
5900 Shore Blvd S, Unit 212,
Gulfport FL 33707
727.385.7083
rmseawall.47@gmail.com

Ryan Seawall
11509 Vale Rd,
Oakton, VA 22124
703.508.1907
ryanseawall@gmail.com

Shanif Merchant
518 Preakness Ct,
Danville, CA 94506
925.549.5799
shanif.merchant@gmail.com

Stephenie Shambaugh
10023 39th Ave NE,
Seattle, WA 98125
206.658.5210
steph.shambaugh@gmail.com

Tokusui America
1111-10th Ave E, Apt 13,
Seattle WA 98102
206.920.5888
tokusuiamerica@gmail.com

**SCHEDULE B**

**KEY HOLDERS**

Ian McKissick
1600 W Lake Sammamish PKWY NE,
Bellevue, WA 98008
425.320.8218
ian.mckissick@gmail.com

Jason Seawall
834 NE 89th St,
Seattle, WA 98115
206.200.2924
jay.seawall@gmail.com

Josh Maximoff
102 Joseph Dr.
Greeneville, TN 37743
425.686.0731
josh.maximoff@gmail.com

Tim Kearns
6523 California Ave SW, PMB254,
Seattle, WA, 98136
206.495.2242
tim@oceirin.ca

Nancy Gray
14512 NE 184th Place
Woodinville, WA 98072
nancygray.nanners@gmail.com